Registrant replies embedded after each comment.

                                                   October 1, 2012
VIA Secure E-mail
Chris Hymel
President
Signal Advance, Inc.
2520 County Road 81
Rosharon, Texas 77583

       Re: Signal Advance, Inc.
           Confidential Draft Registration Statement on Form S-1
           Submitted September 4, 2012
           CIK No. 0001545061

Dear Mr. Hymel:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Reply: There have been no written materials provided in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.

       There have been no research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act.

Cautionary Statements, page 3
-----------------------------
2. Please move your disclosure on page 3 about forward looking statements to a later part of your prospectus after the risk factors.

Reply: The disclosure formerly found on page 3 regarding forward-looking state-ments has been integrated in the more expansive disclosure entitled "Risks Associated with Forward-Looking Statements" beginning on page 20.

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Overview, page 6
----------------
3. Please disclose the fact that your auditors have raised substantial doubt about your ability to continue as a going concern, that you are currently not profitable as well as the fact that you "currently lack sufficient capital to generate revenue or operate the business in a profitable manner" as you describe in your third risk factor. Also, please disclose that you have not yet sold any products to date.

Reply: The requested disclosures have been added

4. Please quantify your loss as of your last fiscal year and interim stub. In addition, quantify your monthly "burn rate" and indicate how long current resources will last at this rate before you must find an additional source of capital.

Reply: The requested disclosures have been added

5. Revise here and more thoroughly in the business section to explain the steps you need to take, as well as the capital needed and expected time-lines, to reach revenue generation with your technology. Discuss in this regard any expected development of prototypes and regulatory approvals, if any, such as FDA review.

Reply: A summary of the planned business steps, projected timelines and capital requirements have been added to the Overview (page 5). An expanded disclosure has been added under a new section entitled "Capital Require-ment/Use of Funds/Timeframes" beginning on page 42.

6. Please provide independent, objective support for your statements about the effectiveness of your SAT technology here and in your "Recent Progress" Section on page 8. We note that the university study by your chief executive officer does not appear to be independent or objective support for these statements. If you are unable to provide such support, please revise your statements accordingly.

Reply: The statements under "Solution" and "Recent Progress" have been revised.
       Please review response to comment 20 regarding the university study.

Solution, page 6
----------------
7.  Explain what you mean when you state that your technology was "proven."

Reply: The phrase "proven in a university study..." refers to the demonstration of the ability of signal advance technology to temporally-advanced output analog signals relative to signal input, as described in both the dissertation and the IEEE article. The phrase has been replaced by the phrase "demonstrated in a university study..."(page 6).

8. Throughout where you discuss what your product "can" do, please revise to identify these statements as anticipatory in nature, since it does not appear that your product has done any of the indicated things, either in commercial use or otherwise

Reply: The language has been revised to use terms like "can potentially,"
       "may," "could," to replace the "can," as suggested.

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
9. It is unclear what you mean when you state that your technology is based on a "negative group delay" which you describe as a "well documented phenomenon." As investors may not be familiar with wave propagation physics, please revise your disclosure so that it is clear to investors. In addition, throughout revise to explain scientific terms that an average investor may not understand.

Reply: This section as well as others in the disclosure was expanded to more thoroughly explain the scientific terms (page 6).

Market, page 6
--------------
10. Please provide us the source for the market statistics you cite in this section and on pages 30-31 and provide us marked copies to show the data you cite in your prospectus.

Reply: The prospectus summary section entitled "Markets" has been revised and and no longer includes specific market statistics. The Market Analyses (beginning on page 36) contains updated market statistics and associated citations are included in Appendix A - Market Statistics Citations.

Intellectual Property, page 7
-----------------------------
11. It is unclear why you believe it is appropriate to include the valuation you disclose here and in other sections of your prospectus in light of the fact that the executive summary that you filed as exhibit 99.1 states that this is "highly speculative," that "these markets are unproven," that "Valuations are intended for planning purposes only," and that the valuation is "only an estimate with no guarantees of future outcome." Please revise or advise.

Reply: The patent valuation excerpt and related discussion has been removed from the referenced section. However, the patent valuation is material based on 1) the particularly relevant technical and scientific qualifications of Dr. Weeks regarding the technology and 2) his experience (and First Principals, Inc.) in projecting the value of the intellectual property (see response to comment 12 below). In addition, the valuation is also material with regard to the negotiated terms of the patent assignment as well as the initial (and on-going) direction of the R&D (i.e. bio-medical applications). However, given the concern raised regarding the qualifiers mentioned above, rather than including only selected excerpts, the entire one page executive summary has been included, ("Valuation". beginning on page 41) as the prospectus should disclose to investors all summary qualifiers (rather than relying on investors to review exhibits).

12. Please provide additional details about the valuation expert's experience at valuing intellectual property for public company financial statement purposes and quantify the consideration received for the valuation services.

Reply: The patent valuation was performed by Stephen P. Weeks, Ph.D., First
       Principals, Inc. for a fee of $8,000. Appendix B - Dr. Stephen P Weeks & First Principals, Inc., (attached) includes a short biography for Dr. Weeks which provides details regarding his physics background as well as his experience in related to licensing and technology transfer. Further, the exhibit includes information on First Principals, Inc. as well as specific information regarding the firm's patent valuation process.
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
13. Please clearly disclose the number of patents and patent applications as well as identify the foreign counterparts.

Reply: All patents/patent applications and associated countries have been listed explicitly. The Chinese Patent Office recently issued a Certificate of Patent Invention (ZL 20088015288.2).

Recent Progress, page 8
-----------------------
14. Please identify the "research institutions and private companies" that you have established collaborations with and describe with specificity what the collaborations include. Also, please tell us why you have not filed these collaborations as exhibits.

Reply: The collaborations were not filed as exhibits as some collaborations and related details are confidential. I have since obtained a number of revised letters of collaboration which discuss the collaborations in more general (desensitized) terms. Thes includec two research institutions (i.e. Univ. of Texas Medical Branch, Texas A&M Univ.) and two private companies (i.e. Center for Cardiac Arrhythmias, NeuroMedics Technology, Inc.), in addition to the original letter from David Henry, Patent Atty. Copies of these communications are attached (Appendix C, Letters of Collaboration), and included as exhibits in the amended draft registra-tion statement. The related disclosure regarding same (page 8, under the heading: "Recent Progress") has been revised as follows:

       "SAI has initiated collaborations with private entities and research institutions to protect its intellectual property, further develop/ refine SAT and confirm improvement in biomedical applications."

15. Since the summary should provide disclosure about key aspects of the offer-ing, it is unclear why you have elected to include discussions of the Goradia Innovation Prize and Innovator of the year award as these do not appear to reflect those aspects of the offering that are most significant. Please revise accordingly.

Reply: Discussions related to the Goradia Innovation Prize and Innovator of the Year award have been removed from the previous locations and mentioned briefly under a section entitled "Outside Recognition" beginning on page
       33. The discussions have been included as they represent the results of outside reviews of the technology, intellectual property and proposed business/commercialization plan and thus are material.

Selling Shareholders, page 17
-----------------------------
16. Please note that individuals are generally deemed to beneficially own the shares held by their spouses and minor children. Please revise as appropriate.

Reply: The Minor children of Mr. Stubbers, the company's VP, are held in custod-
       ial accounts. As they are minors, they have been removed from the selling shareholders list. The totals for Mr. Stubbers in the table on page 82 (listing the equity positions of all Directors, Officers and Affiliates) have been adjusted accordingly and now accurately reflect the beneficial ownership of all parties listed. An additional footnote indicates, explicitly, that the positions listed include all shares held by the individual, spouse and minor children.
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       The minor children of Daniel and Jacqueline Schlichting, have been removed from the selling shareholders list and the totals for Mr. & Mrs. Schlichting have been ddjusted accordingly.

       There no additional consolidations of equity holdings required to account for ownership by spouses and/or minor children in the balance of the Selling Shareholders list.

Differentiation, page 26
------------------------
17. Please tell us whether the individuals who made the statements provided in this section have any interests in the company including, but not limited to, as vendors, consultants, stockholders or otherwise. Please tell us what prompted them to make these statements on your behalf.

Reply: The disclosure, beginning on page 29, under the heading: "INTERESTS OF
       NAMED EXPERTS AND COUNSEL (Item 10)", includes Richard C. Seltzer, Atty. at Law, Bobby J. Hutton, CPA, and Dr. Stephen P, Weeks, Ph.D., First Principals, Inc. Comments/opinions from collaborators were unsolicited.

Description of Securities, page 22
----------------------------------
18. Please explain the reference to the stock symbol and CUSIP number.

Reply: In 2005, the Company, then named Biodyne Development Company, applied to
       Standard and Poor's CUSIP Service Bureau applied for CUSIP number. The company was subsequently cleared to trade publicly on the Pink Sheets and was assigned the stock symbol "BDDC." In July 2007, the company changed its name to Signal Advance, Inc. and was assigned a new stock symbol "SIGL" as well as a new CUSIP number. A 1 for 4 reverse split of SAI common stock became effective on September 1, 2011, which required the assignment of a the current CUSIP number: 82662L 209. The relevant NASD/ CUSIP Service Bureau communications are attached in Appendix D - CUSIP & NASD Correspondence.

Description of Business, page 25
--------------------------------
19. In light of the fact that you do not appear to have generated revenues from your technology, please explain the reference to "steady growth."

Reply: The sentence to which your comment refers is as follows: "The Company experienced steady growth through the subsequent 8 years. In 2000..." This sentence referred to the 8 years that transpired from inception
       (1992) to the year 2000. However, to avoid confusion, the sentence has been revised to read as follows: "The Company experienced steady growth in its first 8 years. In 2000..." (page 30).


Validation, page 27
-------------------
20. Please clarify what actions the supervisory committee took to confirm the study results and approve the dissertation as you state in your disclosure. It is unclear how these actions imply that these individuals validated the technology, rather than just approving the PHD thesis on other grounds. Also, please explain the extent of the "peer-review" of the engineering article and provide us a copy of the article.

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
Reply: Dr. Hymel had developed and prototyped Signal Advance technology and applied for patent protection with the USPTO prior to revealing the technology to the University. In his subsequent candidacy examination, Dr. Hymel, proposed a research study involving the design/development of SA circuitry specifically for electrophysiological signals and demon-stration of the temporally advanced detection of "standard" signals of known spectral content, and bioelectric signals (i.e. human ECG's). The concepts and related research and development are novel - not derivative of, or incremental to, any other faculty investigator's research, nor ever considered or recommended by anyone in the University. Appendix E contains an excerpt from the universiry of texas Doctorate program guide-lines, entitled "Requirements for the Doctor of Philosophy Degree". One of the requirements is as follows:

       "It is a work of original research or scholarship which makes a contri-bution to existing knowledge...the doctoral dissertation should be a distinct contribution to knowledge, and of sufficient value to warrant its publication in a reputable journal, or as a book or monograph."

       Appendix F contains an excerpt for the publication policies/procedures referenced by the IEEE Circuits and Systems magazine (CASM) which states the following: "...all scientific papers and communications published in regular IEEE periodicals shall be reviewed by at least two referees who are competent and have experience in the area of the subject matter of the paper. Referees are formal reviewers whose comments and opinions will form the basis upon which the Editor will decide whether or not to publish the paper, and with what changes."

       Appendix G contains a copy of the IEEE CASM article entitled "Temporally Advanced Signal Detection: A Review of the Technology and Potential Applications"

       Appendix H contains letters written by Drs. Skolnick and Brandt regarding the Ph.D. supervisory committee. Both have significant experience serving on graduate committees as well as direct knowledge of the circumstances surrounding the dissertation research and development, having served on the committees charged with evaluating the work and later having co-authored the IEEE CASM article.

Financial Statements and Supplementary Information, page 37
-----------------------------------------------------------

Updated financials are found beginning on page 45, continuing through page 69.

21. Please update the financial statements and related disclosures in your filing, as necessary, as required by Rule 3-12 of Regulation S-X.

Reply: Financial reports have been updated to include the nine month period ending September 30, 2012.

22. Please note that the FASB Accounting Standards Codification is effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please also revise any references to accounting standards accordingly.


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
Reply: Financial Reports have been revised to include references to current
       Financial Accounting Standards Board Accounting Standards Codification (FASB ASC).

23. Please present only the balance sheets as of the end of your most recent fiscal quarter and as of the end of the preceding fiscal year. Also, present only income statements and statements of cash flows for the interim period up to the date of such balance sheet and the comparable period of the preceding fiscal year. Refer to Rule 8-03 of Regulation S-X.

Reply: The financial Statements for the interim nine month period ending
       September 30, 2012 having been updated and revised to conform to the guidelines provided in Rule 8.03 of Regulation SX.

Balance Sheets, page 39
-----------------------
24. We note that your December 31, 2011 total liabilities, total shareholders' equity and total liabilities and equity do not equal the sum of the compo-nents of these categories. Additionally, the December 31, 2011 balance sheet on page 39 is different from the balance sheet presented on page 49. Please revise to reconcile the totals of your December 31, 2011 balance sheet and to reconcile it to the balance sheet on page 49.

Reply: To our knowledge, clerical error(s) has (have) been corrected.

Statements of Income and Expense Distribution, page 40
------------------------------------------------------
25. Please revise your presentation of earnings per share on the face of all your statements of income to round to the nearest cent, in order not to imply a greater degree of precision than exists.

Reply: Presentations of earnings per share on the face of all statements of income have been revised accordingly.

Statement of Cash Flow, page 41
-------------------------------
26. Please address the following regarding your statements of cash flow presented on pages 41, 51 and 62, and revise as necessary:

  * Revise to present short term loans as financing activities instead of oper-ating activities. Refer to paragraph 230-10-45-14 of the FASB Accounting Standards Codification.

Reply: Short Term Loans is now presented under financing activity

  * Revise to present depreciation expense as an adjustment to reconcile net income to net cash provided by operations under operating activities instead of as an investing activity. Refer to paragraph 230-10-45-28.b. of the FASB Accounting Standards Codification.

Reply: Depreciation is now presented under operating activity.

  * Explain to us why there is no depreciation expense for the periods January to June 2012 and 2011.

Reply: Updated financial report for the nine month period ending September 30,
       2012 now includes depreciation expense.
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
  * Explain to us why the decrease in marketable securities and the increase in comprehensive gain/(loss) of $24,583 during the period January to June 2012, which appear to be non-cash transactions, are being included in investing and financing activities, respectively, in the statement of cash flow. Refer to Topic 230-10-45 of the FASB Accounting Standards Codification.

Reply: The entries for marketable (now labeled "available for sale") securities have been corrected to accurately reflect other than temporary impairment in the appropriate periods. The available for sale securities current valuation (resulting from adjustments for impairment) are included under investment activities as it reflects current investment value based on stock price.

       The comprehensive gain (loss) entries represented other than temporary impairment which should have been reflected in accounting periods which preceeded 2010. The financial statements for years-ending 2010, 2011 and the interim nine month period ending September 30, 2011 and been restated to reflect the adjustment in a preceding reporting period.

  * Explain to us why trade payable is presented as a financing activity instead of as an operating activity. Refer to paragraph 230-10-45-17 of the FASB Accounting Standards Codification.

Reply: Trade payable eliminated as it represented non-cash transactions.

  * Explain to us whether any of the capital investments of $222,750 for the period January - June 2012, $76,667 for the year ending December 31, 2011, or $337,468 for the year ending December 31, 2010 represent non-cash issuances of common stock. Refer to paragraph 230-10-45-10 of the FASB Accounting Standards Codification.

Reply: The Capital investments to which you referred did include both cash and non-cash issuances of common stock. The cash flow statements were revised to eliminate non-cash contributions.

Note A - Summary of Significant Accounting Policies, page 42
------------------------------------------------------------
27. Please add an affirmative statement that the financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Reply: An affirmative statement has been included under Note A - Summary of Significant Accounting Practices, subsection entitled "Use of Estimates in Financial Statement Preparation'

Audited Financial Statements and Supplementary Information, page 47
-------------------------------------------------------------------
28. Please present prior period financial statements for the year ended December 31, 2010 on a comparative basis with those of the current period. Refer to paragraph 205-10-45-1 of the FASB Accounting Standards Codification.

Reply: Financial reports for years ending 2010, 2011 have been reorganized on a comparative basis



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
Report of Independent Registered Public Accounting Firm, page 48
----------------------------------------------------------------
29. Please revise this report to refer to and opine not only on the financial statements of the current period but also to those of the prior period that are presented. Refer to Public Company Accounting Oversight Board Auditing Standard AU 508.65.

Reply: The Report of Independent Registered Public Accounting Firm to which the comment refers has been revised to read as follows:
       We have reviewed the accompanying balance sheets of Signal Advance, Inc. (A Texas Corporation) as of December 31, 2010, 2011 and June 30, 2012, and the related statements of income and retained earnings (accumulated deficit), and cash flows for the years ending December 31, 2010, 2011 and the nine-month period ending September 30, 2012.

Note A - Summary of Significant Accounting Policies, page 53
------------------------------------------------------------
Revenue Recognition, page 53

30. We note your revenue recognition disclosures that you recognize revenue under licensing agreements and consulting agreements. Please revise to make these policies more specific. The policies should also address persuasive evidence of an arrangement, delivery, collectability, the extent of any transfers of title, customer acceptance, training or other post shipment obligations, etc. and how these impact revenue recognition. In addition, provide details of whether the revenue arrangements have multiple deliver-ables and the impact of Topic 605-25 of the FASB Accounting Standards Codification. Refer to SAB Topic 13.

Reply: The revenue recognition disclosures throughout have been expanded to provide greater specificity with regard to the Company's policies and address a number of the requirements promulgated under FASB ASC 605 as well as SAB Topic 13.

Note B - Intangible Property, page 54
-------------------------------------
31. Please tell us the type and amount of all consideration given for the assignment of intellectual property to the company in 2008. If non-cash consideration was given, tell us how fair value was determined. Refer to paragraphs 845-10-30-1 and 845-10-30-8 of the FASB Accounting Standards Codification.

Reply: The discussion in Note B - Intangible Property in the financial state-ments has been expanded to explain the type and amount of consideration given as well as its fair value determination.

32. Please tell us your accounting policy for the future contingent payments associated with this assignment, or what your accounting policy will be, and the related accounting standards that are applicable. Additionally, revise to disclose the significant terms of the assignment and any contingent payments.

Reply: The discussion in Note B - Intangible Property in the financial statements has been expanded to include a discussion regarding future contingent payments associated with the assignment including the significant terms.

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
33. Please tell us the nature and amounts of the subsequent costs capitalized for intellectual property protection and why such costs were not expensed under the requirements of paragraph 350-30-25-3 of the FASB Accounting Standards Codification.

Reply: The discussion in Note B - Intangible Property in the financial statements has been expanded to include a discussion of basis for capitalizing the costs associated with seeking domestic and inter-national patent protection including patent application filings, claim amendments, prosecution, responses to office actions, etc.

Note C - Marketable Securities, page 54
---------------------------------------
34. Please tell us the nature of the marketable securities and reconcile the zero balance on page 54 to the $25,000 presented on the balance sheet on page 49. Additionally, explain to us why the marketable securities have not been other than temporarily impaired. Refer to paragraphs 320-10-35-18 through 34 of the FASB Accounting Standards Codification.

Reply: Securities were accepted as partial payment for consulting work. The value was subsequently adjusted for market value. Per FASB ASC 320-10-35, these adjustments were found to be other than temporarily impaired and the financial statements have been revised to reflect same in the appro-priate accounting period(s), and also to correct a clerical error found.

Note H - Trade Payable, page 55
-------------------------------
35. Please tell us why this item is classified as a non-current liability and revise your footnote disclosure as appropriate.

Reply: Trade payable has been reclassified as a current liability

Audited Financial Statements and Supplementary Information, page 58
-------------------------------------------------------------------
36. We note the reverse stock split disclosed in your 2011 financial statements. Please revise the 2010 financial statements to present the reverse stock split on a retroactive basis. Refer to paragraph 260-10-55-12 of the FASB Accounting Standards Codification.

Reply: Financial statements have been revised to present the number of shares issued and outstanding prior to the effective date of the reverse stock split retroactively.

Statements of Income and Retained Earnings (Accumulated Deficit), page 61
-------------------------------------------------------------------------
37. We note that you recognized $100,000 of licensing revenue during 2010. Please explain and revise your revenue recognition policy on page 64 to discuss why the entire license revenue was recognized during 2010 citing the accounting literature you relied on.

Reply: Notes to 2010 financial statements regarding revenue recognition have been revised to explain why the entire license revenue was recognized during 2010.




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Management's Discussion and Analysis of financial condition, page 69
--------------------------------------------------------------------
38. Please expand your disclosure to describe the source of your revenues for the periods provided including why those revenues differed from year to year.

Reply: The referenced disclosure (beginning on page 70), as well as analogous notes to the financial statements, were expanded to explain the varia-tions in year-to-year revenues (under "income" on page 71).

Directors and Officers, page 73
-------------------------------
39. Please clarify which of these individuals are directors of the company. For example, we note Mr. Stubbers' biography does not identify him as a direc-tor, but it appears from the table he may be a director. Also, please revise your executives' and directors' biographies to clearly state their business experience during the past five years. For example, it is unclear when Dr. Skolnick retired from CytoGenix and when Mr. Stubbers worked for the companies listed in his biography.

Reply: Table under disclosure Item 11k - Directors and Executive Officers
       (beginning on page 77), was revised to clarify which individuals serve as officers and directors. Executives' and directors' biographies have been revised to more clearly indicate their business experience during the past five years.

Signatures
----------
40. Please ensure that your public EDGAR filing includes signatures from your principal executive officer, principal financial officer, your controller or principal accounting officer and by at least a majority of the board of directors. See the Instructions to Signatures in Form S-1.

Reply: Additional required signatures includeded (page 88)

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at: http://
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Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confiden-tial draft registration statement, we assigned one to you. You will need your
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steps to prepare for that filing. Following the procedures set forth in Section
3.3.1.1 of the EDGAR Filer Manual - Volume I at: http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

 * Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

 * Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.


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If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose
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please make sure to tell us that we have already assigned a CIK number to your
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 * Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

 * Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confiden-tial submission attached as an Exhibit 99 document (e.g., "Confidential Draft #1"). Do not attach submissions marked to show changes from earlier submissions.

 * Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83
(17 CFR 200.83) to request confidential treatment of information in the corres-pondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3528 with any other questions.

                                                      Sincerely,

                                                      /s/ Amanda Ravitz
                                                      Amanda Ravitz
                                                      Assistant Director














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
APPENDIX A - Market Statistics Citations

(Specific data cired is indicated by ">" in the beginning of the sentence.)

1) WorldNews   2011-12-10

   Cardiac Rhythm Management Market Worth 27.8 Billion Dollars by 2021, says visiongain Report, LONDON, December 10, 2011 /PRNewswire/ --

> A new report by visiongain, a London-based business information provider, > predicts the global cardiac rhythm management market to be worth $27.8bn by > 2021. The market generated $14.6bn in 2010 according to Cardiac Rhythm Man-
> agement Devices: World Market Outlook, 2011-2021, published in December 2011.

Cardiac rhythm management is a well established segment of the cardiology devices market. Cardiac rhythm management devices are commonly used for the treatment of arrhythmias and heart failure. The cardiac rhythm management market has an opportunity to expand with the increasing prevalence of arrhythmias, especially in emerging economies.

James Sheppard, healthcare industry analyst, says 'The cardiac rhythm management market has enjoyed strong growth over recent years, despite the economic down-turn. Although the market has started to witness slump in the developed markets of the US and EU, there are opportunities for the device makers to expand in the developing economies.

Growth will also be driven by new technology such as wireless pacemakers, novel cardiac resynchronisation devices and cardiac ablation devices. Over the course of the next decade there will be greater demand for cardiac rhythm management devices as the number of people suffering from arrhythmias increase.

Visiongain's research suggests that the cardiac rhythm management market will benefit from the growth of emerging economies. Increasing wealth in China and India will lead to an increase in lifestyle-related disorders and heart problems that may result in the need of a cardiac rhythm management device. Mature markets such as the US and Japan will experience slower growth as the markets reach maturity and achieve high penetration rates.

Cardiac rhythm management is a well established market with significant oppor-tunities to grow. Visiongain's analysis of the implantable cardioverter defibrillator (ICD), pacemaker, cardiac resynchronisation therapy (CRT) and cardiac ablation pipelines showed a great deal of promise in the future. A number of new innovative products will dominate the market during the forecast period. Visiongain's analysis of the three main competitors in the cardiac rhythm management market suggests that innovation will drive the market.













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
2) Neurostimulation Devices - Global Pipeline Analysis, Opportunity Assessment and Market Forecasts The Global Market for Neurostimulation Devices is Expected to Grow at A CAGR Of 15% from 2009 to 2016

FOR IMMEDIATE RELEASE

PRLog (Press Release) - Aug 03, 2010 - GlobalData - (Jun '10)

> The global market for neurostimulation devices market was valued at about
> $1.85 billion in the year 2009. It is expected to reach a size of $4.9 billion > by 2016 with a Compound Annual Growth Rate (CAGR) of 15% from 2009 to 2016. The major segment within the neurostimulation devices category is Spinal Cord Stimulators (SCS). They are expected to grow to $3.8 billion by 2016 with a CAGR of 16% from 2009 to 2016. The market sizes for Deep Brain Stimulators (DBS) and Vagus Nerve Stimulators (VNS) are forecast to reach $643m and $481m respectively by 2016. Growth will mainly be driven by sales in SCS. The SCS market size is almost 75% of the overall market for neurostimulators.

Globally, there is a huge population suffering from various neurological diseases such as Parkinson's disease, dystonia, essential tremor, chronic pain, Failed Back Surgery Syndrome (FBSS), epilepsy, depression and others. It is estimated that currently there are about 50 million people worldwide suffering from epilepsy. The prevalence of Parkinson's disease is estimated to be around 1% of the total world population. About 80% of the people all over the world have suffered from pain at some point or the other in their lives. Also, with the increase in the aged population (the population which is 60 years or above), the prevalence of diseases such as Parkinson's and chronic pain are expected to increase.

In addition, the existing treatment methodologies for some neurological diseases have not proven effective in many patients. Hence there is a demand for alter-nate treatments such as neurostimulation which can ease the disease symptoms and improve the quality of life for the patient.

Medtronic, Inc of the US is the market leader in the global market for neuro-stimulation devices. It occupies a market share of 59% in the neurostimulation devices market worldwide. Medtronic manufactures and markets both DBS and SCS devices. It offers different products such as Activa PC, Activa RC, Kinetra and RestoreUltra, among many others, used in the treatment of various disease symptoms. The market for neurostimulation devices has very few major players. However, there are a growing number of start-ups and venture capitalist firms that are expected to enter the market with new innovative devices to help provide better therapeutic efficiency to the patients. Some of the other major firms in this market are St. Jude Medical, Inc, Boston Scientific Corp. and Cyberonics, Inc.

GlobalData's new report, "Neurostimulation Devices - Global Pipeline Analysis, Opportunity Assessment and Market Forecasts to 2016" provides key data, infor-mation and analysis on the global neurostimulation devices market. The report provides market landscape, competitive landscape and market trends information the neurostimulation devices market. The report provides comprehensive infor-mation on the key trends affecting the market, and key analytical content on the market dynamics. The report also reviews the competitive landscape, key pipeline products and technology offerings. This report is built using data and information sourced from proprietary databases, primary and secondary research and in-house analysis by GlobalData's team of industry experts.

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

3) Global Control Systems

   Publisher: MarketLine    Date: July 23, 2012   SKU: MTLN4856879

Introduction

Global Control Systems industry profile provides top-line qualitative and quantitative summary information including: market size (value 2007-11, and forecast to 2016). The profile also contains descriptions of the leading players including key financial metrics and analysis of competitive pressures within the market. Essential resource for top-line data and analysis covering the Global control systems market. Includes market size data, textual and graphical analy-sis of market growth trends, leading companies and macroeconomic information.

Highlights

* The control systems market is made up of programmable logic controllers (PLC) and distributed control systems (DCS). It does not include PC-based control systems and software. The market is valued at manufacturers selling price (MSP) and all currency conversions have been calculated at constant 2011 annual average exchange rates.

> * The global control systems market had total revenues of $25 billion in
>   2011, representing a compound annual growth rate (CAGR) of 2.9% between
>   2007 and 2011.

* The distributed control systems segment accounted for the largest proportion of sales in the global control systems market in 2011, sales through this channel generated $13 billion, equivalent to 52% of the market's overall value.

> * The performance of the market is forecast to accelerate, with an anticipated
>   CAGR of 5.2% for the five-year period 2011 - 2016, which is expected to
>   drive the market to a value of $32.4 billion by the end of 2016.






















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

4) Control Systems in the United States

   Publisher: MarketLine   Date: July 23, 2012   31 Pages - SKU: MTLN4856885

Introduction

Control Systems in the United States industry profile provides top-line qualita-tive and quantitative summary information including: market size (value 2007-11, and forecast to 2016). The profile also contains descriptions of the leading players including key financial metrics and analysis of competitive pressures within the market. Essential resource for top-line data and analysis covering the United States control systems market. Includes market size data, textual and graphical analysis of market growth trends, leading companies and macroeconomic information.

Highlights

* The control systems market is made up of programmable logic controllers (PLC) and distributed control systems (DCS). It does not include PC-based control systems and software. The market is valued at manufacturers selling price
  (MSP) and all currency conversions have been calculated at constant 2011 annual average exchange rates.

> * The US control systems market had total revenues of $3.4 billion in 2011, > representing a compound annual growth rate (CAGR) of 0.8% between 2007 and > 2011.

* The distributed control systems segment accounts for the largest proportion of sales in the US control systems market in 2011, sales through this channel generated $2.2 billion, equivalent to 63.9% of the market's overall value.

> * The performance of the market is forecast to accelerate, with an anticipated > CAGR of 4.4% for the five-year period 2011 - 2016, which is expected to drive > the market to a value of $4.2 billion by the end of 2016.






















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
5) Sensors

   Freedonia Group Inc   September 11, 2010   373 Pages    SKU: FG2817046

Countries covered: United States

-US demand to increase 5.2% annually through 2014
> US demand for sensors, transducers and associated housings will increase 5.2
> percent annually to $12.3 billion in 2014, spurred by economic recovery, particularly in motor vehicle production, from a weak 2009 base. In addition, technological advances will continue to open up new markets for sensors. How-ever, these advances will also tend to increase capabilities at lower prices, which will limit growth in value terms. Shipments of sensor products from US facilities will rise 5.1 percent annually through 2014. Trade is important in the sensor industry, with imports representing nearly 30 percent of demand and exports representing one-quarter of shipments in 2009. Growth in imports is expected to outpace export gains, with rising imports expected from both leading sensor-producing nations such as Japan and Germany, as well as from developing nations such as Mexico and China, which benefit from lower production costs.

-Process variable, physical property sensors to remain largest product segments Process variable (e.g., pressure, temperature, flow and level) and physical pro-perty (e.g., speed, motion, load, vibration) sensors will continue to be the two largest product segments, given the numerous applications for these products. In addition, physical property sensors are expected to see above average growth due to the expected strong rebound in vehicle production, increasing their penetra-tion in advanced airbags and electronic stability systems.

-Proximity & positioning sensors to grow the fastest
Through 2014, proximity and positioning sensors are expected to record the most rapid advances, increasing more than eight percent annually. Demand for these sensors will be supported by the rebound in both motor vehicle production and industrial machinery shipments. In addition, newer applications such as colli-sion avoidance and electronic stability systems in motor vehicles will provide opportunities.

-Motor vehicle market to regain leading position
Motor vehicles are typically the largest market for sensors in the US; however, with the sharp downturn in vehicle production, this market fell behind both industrial and military/aerospace applications in 2009. Given the expected rebound in motor vehicle production, this market will regain its traditional
> lead by 2014. Furthermore, the motor vehicle market will see by far the > strongest gains over the forecast period, rising more than 14 percent per year > through 2014. In addition to a strong recovery in production, mandated changes (e.g., electronic stability control) and consumer preferences for newer safety features will both support advances.

The medical and military/aerospace markets are also expected to see solid growth, benefiting from technological innovations and increased shipments of sensor-containing equipment. Despite the generally positive outlook, growth in the military/aerospace market is expected to moderate, along with military bud-gets. Despite strong growth globally, the information technology sensor market in the US is expected to post only modest gains, since many of the sensor-ontaining devices (e.g., cell phones, laptops and computer accessories) are produced outside the US.


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
APPENDIX B - Dr. Stephen P. Weeks, Ph.D. & First Principals, Inc.


Dr. Stephen P. Weeks, President, First Principals, Inc.

Dr. Weeks is responsible for overall direction of FPI's technology transfer programs. He is an experienced technical and business development director with over 21 years of domestic and international assignments. Dr. Weeks spent 9 years as a research scientist and team leader at AT&T-Bell Labs and, more recently, was the Manager of British Petroleum's Shared Technologies Division and former Business Coordinator for BP's ventures and technology transfer operations. At Competitive Technologies, Inc., he was President of the CTI Intercorporate Licensing subsidiary, and a Senior Vice President in the Corporation. He holds a B.S. in Physics from the University of Delaware, a M.S. in Physics from William and Mary, and a Ph.D. in Solid State Physics from the University of Pennsylvania. He is a member of the Licensing Executives Society, the Technology Transfer Society, the American Physical Society, and several local Cleveland Organizations. Dr. Weeks is co-chair and co-founder of the LES IP Marketing committee. Certified Licensing Professionals, Inc. He is certified under the LES CLP program.



FIRST PRINCIPALS                                      >>> COMPANY PROFILE
Technology Transfer and Commercialization

> FIRST PRINCIPALS INC. (FPI) is a full-service technology transfer firm. FPI specializes in licensing, commercialization, and valuation of intellectual property. We leverage our extensive network of contacts and sophisticated systems and tools to provide a range of technology assessment and proactive technology marketing programs, customized to meet each client's objectives. Clients include large corporations and startup companies, universities, non-profit organizations, and other research institutions.

> FPI's APPROACH maximizes the value of clients' intellectual property by:

  * Assessing the potential of a technology relative to its total competitive environment.
  * Extracting revenue from under-performing patents and identifying non-core applications.
  * Establishing beneficial collaborations leading to growth, divestiture, and/or new funding.

> ABOUT FPI

Founded in 1998 by seasoned licensing executives from Fortune 100 companies, FPI works closely with organizations from Cleveland and throughout the world. Examples of clients include:

 * Honeywell Aerospace   * Chinese University of Hong Kong   * DuPont
 * IBM                   * National AIST (Japan)             * Eastman Kodak
 * Matsushita            * Sandia National Laboratories      * Lucent
 * Sherwin-Williams      * University of Rochester           * Welch Allyn





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
>SUCCESS STORIES

* Engineered a seven-figure patent sale in the field of Surgical Robotics and a sale of printed circuit board technology patents for one of the world's largest computer companies.

* Implemented a revenue generation initiative involving "patent mining" and commercialization on behalf of a telecommunications technology giant.

* Assessed a portfolio of 425 semiconductor-related patents of $2 billion telecom client to identify highly-licensable patents and $1 M in savings in patent renewal fees.

* Orchestrated development funding for a novel anti-cancer drug: a NY-based venture capital firm committed more than $10 million to fund research and acquire the clinical research company that discovered the drug.

> AFFILIATES

At First Principals, we appreciate the value of teamwork. Our partnerships with companies both in the US and abroad allow us to provide you with world-class, worldwide service.

* ANGLE Technology Group - focuses on all aspects of technology-based economic development. Provides strategic economic impact analysis as well as business incubation planning, implementation, and management.

* S/Tech LLC - partners with former Soviet scientists to bring advanced novel technologies to US commercial markets by creating new companies, providing access to capital, management, and product launch.

* S/Principals Group, LLC - in partnership with 5iTech, provides access to the full range of technology transfer services from evaluation to licensing to startup. Provides foreign companies with Turnkey Access to US markets.

* Platinum Insight (Asia) Co. Ltd. - PIACL is a technology management consultancy that delivers IP management, technology transfer, and commercial-ization capability in China and Hong Kong.

* IMAP (International Merger and Acquisition Professionals) assists clients with the sale of mid-size companies and provides access to strategically oriented buyers and sellers, as well as alternative sources of financing.

> FIND OUT MORE
  For more information, visit our web site at www.firstprincipals.com, or contact us by phone, fax, or e-mail.

   First Principals, Inc. * 1768 East 25th Street * Cleveland, Ohio 44114-4420
    216.881.8520 phone * 216.881.8522 fax * e-mail: info@firstprincipals.com
                              www.flrstprincipals.com







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
FIRST PRINCIPALS                                         >>> PATENT VALUATION
Technology Transfer and Commercialization

SUBSTANTIATE THE VALUE OF YOUR INTELLECTUAL PROPERTY!

>>> FIRST PRINCIPALS INC. (FPI) focuses its experience in market and industry analysis, technical and competitive intelligence research, and market economics to provide documented valuation of intellectual property, from single patents to entire portfolios. FPI's valuations are used in capital development, debt financing, asset management, and in intellectual property donations.

>>> FPI develops its valuations in a three-step process which provides the reference materials required to substantiate the valuation, and also allows the patent owner to terminate the valuation project at an early stage if the patent's potential is weak:

> OPPORTUNITY ASSESSMENT
  * Identifies fatal patent, technical or commercial flaws ("Go/No Go")
  * Evaluates SWOT (Stengths, Weaknesses, Opportunities, Threats) issues
  * Identifies significant industry participants and related intellectual property
  * Provides strategic commercialization recommendations and significant risk reduction assurance

> COMMERCIAL COMPETITIVE ASSESSMENT
  * Forms the basis of the Business Plan and related documentation
  * Provides corroboration of the IP value proposition
  * Provides third party substantiation essential to raising business development funds

> PATENT VALUATION
  * Competitive Factors
  * Projected Market Segmentation and Market Penetration
  * Ramp-up and Product Life
  * Projected Revenues
  * Risk Analysis
  * Risk-adjusted DCF NPV

FPI's valuation process creates a logical basis on which we support the Discounted Cash Flow Net Present Value of a technology opportunity protected by intellectual property. FPI's pricing structure offers flexible options depending on the level of detail required, number of patents and applications, timing, and other issues. In addition, when a Patent Valuation is performed, the cost of previous Opportunity Analysis and Commercial & Competitive Assessment (C&CA) is credited toward the cost of the Valuation.

>>> FIRST PRINCIPALS, INC. has performed PATENT VALUATIONS for startup, corporate and non-profit organizations alike. We are also prepared to implement our strategic recommendations by assisting with capital development, alliance formation, startup implementation, licensing, or other commercialization initiatives.

       First Principals, Inc. * 1768 East 251h Street * Cleveland, Ohio 44114
      216.881.8520 phone * 216.881.8522 fax * e-mail: info@firstprincipals.com
                             www.firstprincipals.com


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
Appendix C - Letters of Collaboration

1) David G. Henry, Registered Patent Attorney


On the Letterhead of David G. Henry


                             DAVID G. HENRY
                       Registered Patent Attorney


14 May 2007

To Whom It May Concern:

I have been practicing patent law for over twenty years, and have been teaching the patent law courses at Baylor Law School for fourteen years. Despite dealing with hundreds of patent matters (as someone in my position inevitably does), one rarely comes across truly "pioneering" or "landmark" inventions. Chris Hymel's systems and methods pertaining to, and made possible by the unprecedented, early detection of precursors to physio-logical, electrochemical phenomena in humans appear to be just such an invention (or family of inventions).

Based on currently available information and understanding, it is my opinion that Mr. Hymel's inventions will first constitute the foundation of a wholly new branch of diagnostics and medical treatment. Also, preliminary efforts are underway to identify and to start to reduce to practice applications of Mr. Hymel's methodologies in a variety of other fields. In that regard, and with appropriate capitalization, I expect to see Mr. Hymel's methods and related systems come to underlie ground-breaking advances in fields which range from psychiatry to law enforcement to combat training and weaponry to biomechanical prosthetics.

I and my firm, as well as other outside patent and technical consultants, are currently working on patent protection, both for protecting Mr. Hymel's basic methodologies (which are common to all presently anticipated applications), as well as for a variety of specific applications which are under active consideration or development, as previously mentioned.

"Excited" is not too strong a description of my reaction to this technology and its future potential not a term I often use in this context.

Cordially,

/s/ David G. Henry
David G. Henry










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

2) Harold L. Russell, Ph.D., NeuroMedics Technology, Inc.


On the Letterhead of Harold L. Russell, Ph.D., NeuroMedics Technology, Inc.


Harold L Russell, PhD
NeuroMedics Technology, Inc.
PO Box 240, Galveston, TX 77553
(409) 763 5568
harold.r@sbcglobal.net


October 14, 2012

Dr. Chris M Hymel, President
Signal Advance, Inc.
2520 County Road 81
Rosharon, Texas 77583

Dear Chris:

I am looking forward with much anticipation to collaborating with you to demonstrate the degree to which Signal Advance technology will improve the performance of my own technology: repetitive EEG-Driven Light and Sound Stimulation (rEDLSS) neuro-therapy systems. I expect the reduced response delay will markedly increase treatment efficacy, thereby decreasing the amount of time required to produce significant and long lasting increases in children memory and cognitive abilities as indicated by IQ test scores. Increased scores on IQ tests are usually thought to be indicative of an increased ability to learn and perform well in school.

Increased effectiveness resulting from the incorporation of Signal Advance technology could significantly improve the precision of the stimulation, improving treatment efficiency and thus, significantly decrease treatment time. The direct cost of EDLSS treatment could then become even more affordable to most schools and parents.

It is my belief that Signal Advance technology will likely be seen as a disruptive technology that forces rapid change in the field of biomedical instrumentation with early adopters of this technology gaining a significant commercial advantage over later adopters in the same field.

I am pleased to be able to be a part of and support the development and implementation of Signal Advance technology.


/s/ Harold L. Russell, Ph.D.

Harold L Russell, PhD






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

3) Larry S. Micheletti, Ph.D., UTMB Health

On the Letterhead of Larry S. Micheletti, Ph.D., Dept. of Pediatrics,
                     UTMB Health

Dear Chris Hymel,

As the Principal Investigator of research dealing with school age children, I am currently seeking approval from the University of Texas Medical Branch and the Institutional Review Board (IRB) to begin a study in Galveston Texas working with the Galveston Independent School District.

The purpose of my study is to determine if normally developing children can make large and long lasting gains in their IQ test scores after receiving brief and inexpensive repetitive training with EEG-Driven neurofeedback. A previous three year series of studies funded by the U.S. Department of Education found that attention deficit disordered (ADHD) children made large and long lasting gains in their IQ test score after receiving this type of training.

In neurofeedback (NP) training, bioelectric signals (EEG's) produced by the brain are detected and used to adjust the feedback presented to the subject. The effectiveness of the neurofeedback training is closely related to the ability of the technology to match as nearly as possible the frequency of stimulation of each person to the dominant frequency of that individual's brain wave (EEG) activity (a process called entrainment). The time delay between EEG detection and stimulus presentation to the subject (feedback) influences the effectiveness if the training.

I anticipate that implementing Signal Advance technology could reduce or eliminate the feedback delay and thus significantly improve the effectiveness of NF training by increasing the speed and accuracy of the matching or entrainment. Any increases in effectiveness could result in achieving the same result with fewer sessions, thereby lowering time and costs of the training.

In my capacity as faculty in the Department of Pediatrics, I look forward to collaborating with you in determining if Signal Advance technology can significantly increase and improve the effectiveness of NF training in increasing children's IQ test scores.

Sincerely,

/s/ Larry S. Micheletti, Ph.D.                    11/1/2012

University of Texas Medical Branch
Department of Pediatrics
Assistant Professor of Pediatrics
Teen Health Center Inc.
Mental Health Director
UTMB Health







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

4) Edgar Sanchez-Sinencio,Ph.D., Texas A&M University

On the Letterhead of Edgar Sanchez-Sinencio, Ph.D., Dept. of ECE,
                     Analog and Mixed signal Center, Texas A&M University



                               TEXAS A&M UNIVERSITY
                Department of Electrical and Computer Engineering
                          Analog and Mixed Signal Center
                       College Station, Texas 77843-3 128
                     TEL (979) 845-7498 FAX (979) 845-7161
                          E-mail: sanchez@ece.tamu.edu
                                November 8, 2012

Signal Advance, Inc.
2520 County Road 81
Rosharon, Texas 77583
Attn: Chris M. Hymel, Ph.D.

RE: Signal advance Technology Development

The purpose of this letter is to confirm the intent of Dr. Edgar Sanchez-Sinencio, TI 3 Kilby Chair Professor and Director of the Analog and Mixed-Signal Center at Texas A&M University, to collaborate with Signal Advance, Inc. in the aforementioned technology development.

This collaboration will take the form of an award from Signal Advance, Inc. to the Analog and Mixed- Signal Center, for the development and prototyping of 2nd generation Signal Advance (SA) circuitry with the following enhanced features:

 - User selectable frequency range(s) (i.e. user selectable RC elements)
 - Internally cascaded and externally "cascadable" SA circuit stages
 - Analog pre-filtering and analog/digital post-filtering at each stage
 - User configurable parallel SA circuit pathways
 - Field hardening/shielding to reduce/eliminate outside EM interference

The effort will involve the following development steps:

Discrete SA circuit development:

 - Circuit development/model & circuit performance analyses
 - Discrete circuit prototyping/testing

Microelectronic implementation

 - Design/development, performance analyses
 - Preliminary integrated circuit (IC) prototyping/production/testing








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

Page 2
November 8, 2012
Signal Advance, Inc.

Funding will include partial salary support for my time as well as support of two graduate students for a period of one year. It is difficult to provide an exact estimate due to unknowns related to such factors as silicon area, the technology used, development time and circuit complexity, however, funding projection falls within the range of in the range of $200K to $300K, plus 45% university overhead. More accurate projections will be provided following preliminary design meetings/discussions between out lab and Signal Advance, Inc. The anticipated deliverables include the discrete circuitry and a preliminary integrated circuit.

The Analog and Mixed-Signal Center provides the requisite experience and know-how to provide efficient, cost-effective development/prototyping of the SA circuitry in a timely manner.

Please contact me for further details as needed.

Sincerely,

/s/ Edgar Sanchez-Sinencio

Edgar Sanchez-Sinencio
TI J. Kilby Chair Professor
Director Analog and Mixed-Signal Center





























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

5) Dr. Hue-Teh Shih, Center for Cardiac Arrythmias

On the Letterhead of Dr. Hue-Teh Shih, Center for Cardiac Arrythmias



                          Center for Cardiac Arrhythmias
                        Hue-Teh Shih, MD, MPH, FACC, FAHA
                6400 Fannin Street, Suite 2030, Houston, TX 77030
                      TEL (713)383-8800, FAX (7i3)383-0645


October 31, 2012

Dr. Chris Hymel
President
Signal Advance, Inc.
2520 County Road 81
Rosharon, TX 77573

Dear Dr. Hymel:

It is my pleasure to collaborate with you on the ongoing development of Signal Advance technology for application in Electro-Cardiology.

I have been involved in cardiac arrhythmia research for the last 27 years, both in academia and in private practice. I have been principal investigator in several clinical trials on pacing and defibrillation devices. I have always maintained a strong interest in signal processing and the control of electrical activities, as they are very important in the accurate detection and interpre-tation of cardiac electrograms and optimal treatment of cardiac arrhythmias.

Conventionally, the detection of electrical events of the excitable tissues/ 0rgans,such as the heart and the brain, occurs with a latency after the events start. Intervention of the events can only be performed at a much later time. The Signal Advance technology has the potential of early detection of these events that may lead to early intervention to abort or even prevent an episode of cardiac arrhythmia or epilepsy. This can revolutionize the non-pharmacological treatment of cardiac arrhythmias and epilepsy.


With great enthusiasm, I look forward to the opportunity to help in developing Signal Advance technology into a clinically applicable tool in the field of cardiac electrophysiology.

Sincerely,

/s/ Hue-Teh Shih

Hue Teh Shih, M.D., M.P.H






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
Appendix D - CUSIP & NASD Communications

On the letterhead of Syandard & Poor's CUSIP Service Bureau

CUSIP Confirmation: BIODYNE DEV CO

CUSIP SERVICE BUREAU
STANDARD & POOR'S, a division of The McGraw-Hill Companies, Inc.
55 Water Street, New York, NY  10041

July 20, 2005

CHRIS HYMEL
BIODYNE DEVELOPMENT COMPANY
2520 COUNTY ROAD 81
ROSHARON, TX 77583

Mr. CHRIS HYMEL

This is in response to your request for the assignment of a Corporate Confirmation to:

ISSUER: BIODYNE DEV CO

CUSIP NUMBER: 09063X 10 2
ISIN NUMBER : US09063X1028
ISSUE DESCRIPTION: COM ACCREDITED INVS
RATE:
MATURITY:

IMPORTANT NOTICE:

The CUSIP Service Bureau requires that FINAL documentation (i.e. prospectus or official statement in print or electronic form) be sent to the CUSIP Service Bureau as soon as it is available. 'Requestor' risks suspension and/or with-drawal of the CUSIP number(s) without the receipt of final documentation by the CUSIP Service Bureau within 10 days of the offering date.

E-Mail addresses for final documents:

  Corporate      cusip_corpfinal@standardandpoors.com
  Municipal      cusip_munifinal@standardandpoors.com

Address for print documents:

  CUSIP Service Bureau
  Standard & Poor's CUSIP Service Bureau
  55 Water Street, 47th Floor
  New York, NY 10041

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On the Letterhead of NASD

FACSIMILE ONLY                                                         NASD

April 23, 2007

Mr. Mark Uselton
Legacy Trading Co. LLC
301 South Bryant A400
Edmond, OK 73034

Re: Biodyne Development Co. Common Stock (NASD Matter No. 20060047327)

Dar Mr. U5eIton:

The staff has reviewed the information submitted by Legacy Trading (Do. LLC ("Legacy") pursuant to NASD Rule 6640 and Rule 15c2-11 under the Securities Exchange Act of 1934 in connection with the above-referenced security.

This letter will confirm that on April 2, 2007, acting in reliance upon the Information contained in the filing, we have cleared Legacy's request for an unpriced quotation on the Pink Sheets for Biodyne Development Co. Common Stock. If Legacy decides to enter a priced quotation (bid or offer) in this security in any quotation medium, Legacy must supplement its filing with the Form 211. This supplemental filing must include the basis and factors for Legacy's priced
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in a quotations medium (See Notice to Members 90-40).

Be advised that in clearing Legacy's filing it should not be assumed that any
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-48-

APPENDIX E - Requirements: Doctor of Philosophy Degree

Excerpted from the University of Texas, Graduate School of Biomedical Sciences at Houston, Requirements for the Doctor of Philosophy Degree

 (">" denotes highlighted portions)

EXPECTATIONS FOR THE Ph.D. DISSERTATION

Following are the expectations of the GSBS Faculty for the Ph.D. dissertation. They are based on the Council of Graduate Schools' publication, Requirements for the Ph.D.

Nature and Purpose:

The doctoral dissertation is the final and most important component of the series of academic experiences which culminate in the awarding of the Ph.D. degree. Four major functions are fulfilled by the dissertation experience:

> * It is a work of original research or scholarship which makes a contribution to existing knowledge;

* It is an educational experience which demonstrates the candidate's mastery of research methods and tools of the specialized field;

* It demonstrates the student's ability to address a major intellectual problem and arrive at a successful conclusion; and,

* It demonstrates that the student possesses the potential to function as an independent researcher.


In view of the wide range of fields of knowledge in which the Ph.D. degree is awarded, it is not feasible to set specific requirements and standards for this degree. Nevertheless, there is a general -- and usually explicitly stated -- agreement among American universities that the doctoral dissertation should be a > distinct contribution to knowledge, and of sufficient value to warrant its > publication in a reputable journal, or as a book or monograph.

APPENDIX F - IEEE Peer Review Policies and Procedures

Excerpted from the IEEE publication polices & procedures, referenced by the IEEE Circuits and Systems magazine.

Peer Review

The peer review process is designed to ensure the high quality of every article submitted to and published by IEEE and is required before acceptance for publication or presentation. The author benefits from peer review feedback, while the reader or conference attendee is assured strong and credible research.

Content Quality

A crucial part of the IEEE's mission is to provide highly relevant technical information. IEEE periodicals (journals, transactions, letters, and magazines) have implemented a rigorous peer review process to ensure the high quality of their technical material.

Consistent with IEEE's policies and procedures, all scientific papers and communications published in regular IEEE periodicals shall be reviewed by at least two referees who are competent and have experience in the area of the subject matter of the paper. Referees are formal reviewers whose comments and opinions will form the basis upon which the Editor will decide whether or not to publish the paper, and with what changes. IEEE requires that referees treat the contents of papers under review as privileged information, not to be disclosed to others before publication.

Everything within this review process must be done openly, except that the referees are protected from personal interactions with the author by withholding their names. The Editor's decision is always based on all the reviews received, but mixed reviews present the need for the exercise of editorial judgment. Thus, the final decision for acceptance or rejection lies with the Editor. The review process shall ensure that all authors have equal opportunity for publication of their papers.

Submissions to IEEE conferences are also requested to undergo a review process by independent referees who are conversant with the pertinent subject area. The manner of implementation of the process is defined by the appropriate governing body (for example, Society, Region, Section, etc.) of the IEEE major sponsor organization. Conferences that are held in cooperation with non-IEEE organiza-tions are encouraged to have a review process that is consistent with this approach.

Appendix G - IEEE Circuits and Systems Magazine Article


                                                                Feature Article


                       Temporally Advanced Signal Detection:
              A Review of the Technology and Potential Applications

   Chris M. Hymel, Malcolm H. Skolnick, Ron A. Stubbers and Michael E. Brandt

Abstract

In recent years, a physical phenomenon referred to as Negative Group Delay
(NGD) or superluminal wave propagation has been implemented in electronic circuitry and shown to temporally advance the detection of analog signals. Specifically, the output of such a circuit precedes the complete detection of its input as the group (and therefore time) delay through the circuit is negative. In this article we describe the background and theory behind this phenomenon, discuss its implementation in electronics and demonstrate a specific biomedical signal application (the human ECG). We discuss some key NGD circuit design considerations/configurations and potential applications in which this technology could offset or eliminate entirely closed loop control system delays.
















Chris M. Hymel      (phone: 713 510 7445, email: chymel@signaladvance.com),
Malcolm H. Skolnick (email: mskolnick@signaladvance.com),
Ron A. Stubbers     (email: rstubbers@signaladvance.com) and
Michael E. Brandt   (phone: 713 931-8725, email: mebrandt@signaladvance.com)
are based in Houston, Texas.

--------------------------------------------------------------------------------

Hymel CM; Skolnick MH; Stubbers RA; Brandt ME, Temporally Advanced Signal
Detection: A Review of the Technology and Potential Applications, Circuits and Systems Magazine, IEEE, Third Quarter 2011, 11(3), 10 - 25.

(c)2011 IEEE. Personal use of this material is permitted. Permission from IEEE must be obtained for all other uses, in any current or future media, including reprinting/republishing this material for advertising or promotional purposes, creating new collective works, for resale or redistribution to servers or lists, or reuse of any copyrighted component of this work in other works.

I. Introduction

Negative Group Delay (NGD) refers to a phenomenon whereby an electromagnetic wave traverses a dispersive material or electronic circuit in such a manner that its amplitude envelope (its "group") is temporally advanced through the media rather than undergoing a temporal delay. This indicates that a portion of the wave is traveling superluminally, i.e., at a speed greater than c, the velocity of light in a vacuum (300,000 km/s). The effect of NGD is that a frequency band-limited waveform emerging from a medium is actually shifted back in time with respect to the same wave entering into the medium - a highly counterintuitive but nevertheless real and observed effect.

In the research literature, the terms Superluminal Wave Propagation and Faster-than-Light propagation have been used to describe this phenomenon [1-7,15,23]. The use of these particular labels has resulted in some controversy among engi-neers and scientists investigating the phenomenon (discussed further in Section IIIA below). The overall effect of NGD on signal propagation may more accurately and appropriately be referred to as Temporally Advanced Signal Detection (TASD). Our group has also used the term Signal Advance (SA) when referring to specific embodiments (e.g., in circuitry) and applications of the associated technology.

The effect is associated with a number of wave-media interaction mechanisms. These include anomalous dispersion, evanescent propagation, and wave interfer-ence. The effect is regularly observed to occur in ultrafast laser systems as well [7]. It has also been demonstrated in electronics with lower frequency signals [3,4,5]. A number of applications have been described in the literature in which TASD purportedly improves operational efficiency and system perform-ance in several domains including: transistor-transistor communication [3], signal sampling and processing [8], feed-forward amplification [9], microwave applications [10] and signal cable transmission [11]. As off this writing, no references in the literature have yet been found reporting biomedical signal applications of TASD, nor of applications in closed-loop control/interventional systems.

In this article we report some of the findings on SA modeled and implemented in electronic circuitry applied to a variety of constructed-simulated waveforms and to human electrocardiograph (ECG heart beat) signals. Our focus here is on the implementation and potential applications of SA in electronic circuitry. The article includes a background section discussing signal propagation and group velocity, the theoretical basis for the phenomenon along with its causal implications. We follow this with a discussion of basic circuitry that exhibits the SA effect. We then review a number of studies on the subject. Practical considerations regarding signal conditioning, and cascaded/parallel SA circuit configurations are discussed as well.

A specific SA circuit we designed and developed using both SPICE circuit simu-lation software and mathematical modeling is discussed. The circuit's stability and transient response were analyzed and its characteristics in terms of gain, phase and group delay relative to frequency are provided.

The SA circuit model designed for an appropriate frequency range is then tested using a series of simulated/constructed signals and single human heartbeat ECG records. The gain, temporal advance and output signal distortion analysis results are then described. Finally, we discuss potential applications of SA technology that could improve the general responsiveness of a broad range of both biomedical and non-biomedical applications.

II. Background, Definitions and Theory

Figure 1. LTI allpass filter with input and output signals (image attached)

Fig. 1 illustrates a standard top level black box system configuration showing a linear time invariant (LTI) 'allpass' filter characterized by its impulse response function h(t) with a continuous analog input signal x(t) yielding out-put signal y(t). The input and output are related through the convolution y(t) = x(t)*h(t). The filter's gain as a function of frequency is G(jw)=|H(jw)|, where H(jw) is its transfer function (the Fourier transform of h(t)). The fil-ter's phase response is defined as "Phi" = arg(H(jw)). Assuming H(jw) is a continuous function of frequency w, the filter's group delay is defined as the negative of the derivative of its phase with respect to frequency, or t(w)= -d(Phi)(w)/dw [13].

For frequencies in which t(w) > 0 (i.e., positive group delay), the output sig-nal at those frequencies is a temporally delayed version of the input signal. Conversely, for frequencies in which ?(?) < 0 (i.e., negative group delay), the output signal at those frequencies, by definition, is a temporally advanced version of the input signal. In this case, it would appear that (at least) a portion of the filter's output signal precedes the complete detection of its input signal. This leads to the abovementioned contradiction regarding causality which we discuss in more detail below. First, we review the history and back-ground of TASD with particular emphasis on wave physics.

In the early years of the twentieth century, the physicists Arnold Sommerfeld and Leon Brillouin [12] described a phenomenon in which a significant portion of the energy of an electromagnetic waveform (such as an optical signal or an electrical signal) appears to propagate through a dispersive medium (including various types of semiconductors) with superluminal velocity. The distance and speed could in fact be such that the waveform traverses the media with little or no time delay at all, or could actually even emerge from the media advanced in time relative to when the waveform entered into the media in the first place.

The manner with which waveforms traverse such media appears to be anomalous or counterintuitive. At first glance it seems that causality is violated as the waveform emerges from the medium before it has fully entered into it (i.e., the input signal has not yet been completely detected). It has been shown however that this is not the case - TASD in fact does not violate causality.

A. Components of Waveform Velocity

To understand this seemingly contradictory behavior it is important to point out that electromagnetic propagation is characterized by five unique waveform velocities as described by Leon Brillouin [12]. These are

* Phase velocity - the speed at which the phase of any one spectral frequency component of the wave travels.
* Group velocity - the speed at which the variations in the shape of the wave's amplitude (known as the modulation or envelope of the wave) propagates.
* Front velocity - the speed of an abrupt signal discontinuity (signal abruptly turned on or off). It is considered as the very beginning of the signal in time, and it never exceeds c.
* Energy velocity - the speed of energy transfer.
* Signal velocity - the speed of information transfer, which, under various conditions, may be equivalent to one or more of the above four velocities.

According to Brillouin, the "front velocity will correspond to the speed at which the first, extremely small (perhaps invisible) vibrations will occur, while the signal velocity yields the arrival of the main signal, with intensi-ties on the order of the magnitude of the input signal." [12].

Typically, the signal velocity is equivalent to both the group and energy velocities. While the front velocity cannot exceed the speed of light, in special cases (e.g. media or circuitry that amplifies the initial or anterior-most portion of a waveform and attenuates the posterior portion), "... the group velocity ... can be greater than the velocity of light c, can be infinite and even negative!" [12]. That is, the detection of a pulsatile input or extended -in-time waveform at the output of the medium can precede its complete detection of the waveform at the input.

During the time interval between the arrival of the wavefront (front velocity) and the actual detection of the group waveform, electromagnetic energy begins to propagate through the medium, the magnitude of which is not detectable until the oscillations achieve sufficient amplitude (Fig. 2). These very early, very low energy (typically undetected) perturbations (referred to as "forerunners" by Brillouin) actually contain sufficient information to reproduce a temporally advanced signal.

Figure 2. Waveform velocity components (image attached)

TASD may be accomplished by using a high-gain electronic oscillator to amplify the earliest waveform deflections [1,3,15]. A temporal advance may not, however exceed the signal front establishing a theoretical signal detection or group velocity advance upper limit [1,3,12].

Electrophysiological (and many other types of) signals are typically character-ized by a waveform amplitude envelope that propagates at the group velocity. Thus, for most bioelectric waveforms (examples include the electrocardiogram, or ECG, the electroencephalogram or EEG and the electromyogram or EMG), the signal velocity itself is equivalent to the group velocity.

B.  System Response Functions

To illustrate the relationship between phase and group delay, the gain, phase and group delay responses relative to frequency of a simple two-stage SA circuit model designed to temporally advance a 0.3 Hz sine wave are shown in Fig. 3

Figure 3. Gain, phase and group velocity relative to frequency (image attached)

(the model was also physically implemented in electronic circuitry) [13]. View-ing the circuit's gain function in Fig. 3A, this particular circuit functions as a lowpass filter. As such, the circuit's transfer function will differentially alter the gain of the output signal with respect to its input over a spectral range of 0.1 to 1.0 Hz as shown. For frequencies in which the phase (Fig. 3B) has a negative slope (less than 0.275 Hz and greater than 0.325 Hz), the group delay (Fig. 3C) is positive. For frequencies in which the phase has a positive slope (between approximately 0.275 Hz and 0.325 Hz) the group delay is negative, decreasing very rapidly to just under -450 ms (stated alternatively, a temporal group advance of +450 ms).

Note that the group delay response is decidedly not constant over the frequency range shown in Fig. 3C If a signal comprised of multiple frequencies in this range were applied to this circuit, its frequency components would undergo differential temporal delay and/or advance. This would mean that the circuit's output signal would be (at least) a moderately distorted version of its input, the extent of this distortion being dependent upon the degree of non-constancy of both the circuit's gain and group delay responses.

Figure 4. Gaussian pulse input and temporally advanced output (image attached)

Fig. 4 shows results of an experiment performed by passing a Gaussian shaped waveform having an effective frequency of exactly 0.3 Hz through this two-stage SA circuit. Note that the peak of the output signal actually precedes the com-plete detection of the input signal peak by approximately 450 ms as predicted by the group delay graph (Fig. 3C). Note also that the shape of the output signal is almost identical to that of the circuit's input signal (the overall output has been uniformly amplified).

However, the non-constancy of the gain and group delay responses (Fig. 3) severely limits this circuit's potential utility to temporally advance an input signal consisting of broader spectral content. due to the distortion of the input noted above. To address this deficiency, we developed and tested an SA circuit that displays both a constant gain and negative group delay over a frequency band relevant for a variety of biomedical as well as non-biomedical signals.

C. TASD and Causality

As TASD implies superluminal wave velocity [3,5,6] it raises a question as to whether or not causality is violated in media or electronic systems that demon-strate the phenomenon. This question was addressed in studies in which the input signal was suddenly discontinued. This resulted in a simultaneous (rather than advanced) discontinuity (signal or waveform abruption) in the output demonstrat-ing that a causal relationship between the input and output waveforms does indeed exist [1,3,5]. The causality issue was further examined in a study in which detection of the temporally advanced output peak was used as a trigger to abruptly discontinue the input signal before reaching its peak amplitude [2]. This resulted in a damped oscillation in the temporally advanced output wave-form, again demonstrating that causality is not violated in such media/systems.

TASD essentially imparts a phase shift to an input signal thereby advancing its detection without violating causality. TASD has been demonstrated with both narrow and wideband audio signal inputs in which, over a band-limited spectral range, the phase has a positive linear slope with respect to frequency [5]. The remainder of this article describes implementation of TASD in electronic circuitry only.

III. Implementation in Basic Electronic Circuitry

TASD has been demonstrated to occur in electronic circuitry developed by a num-ber of workers [1-6]. A simplified block diagram of a typical SA circuit is shown in Fig. 5.

Figure 5. Simplified SA circuit block diagram (image attached)

The circuit consists of a high gain operational amplifier whose output is fed back to its inverting input (negative feedback) after passing through a passive linear feedback circuit (PLFC). This PLFC consists of a combination of resis-tive, capacitive, and/or inductive components. A signal applied to a PLFC typically exhibits a temporal delay as the energy from the signal is stored in the electric field of the capacitors and the magnetic field of the inductors while it passes through these circuit components. High-gain op amps function to reduce the difference between the respective signals applied to their inverting (-) and non-inverting (+) inputs.

In this circuit configuration, the output signal from the op amp passes through the feedback circuit incurring a time delay before being applied to the invert-ing input. This slightly delayed and inverted output recursively (repeatedly) applied to the inverting input results in the leading or foremost portions of the input waveform being differentially amplified, while the lagging portions are attenuated. The number of repeated cycles and the delay in the feedback loop are a function of the op amp response time and the overall impedance of the PLFC. For a given op amp, the values of the components comprising the PLFC in the feedback loop determine the overall signal transforming characteristics of the temporal advance circuitry.

Alternate explanations for how TASD occurs in electronic circuits have been offered by other investigators. For example, "...for operational amplifiers with a sufficiently high gain-feedback product, the voltage difference between the two input signals arriving at the inverting and non-inverting inputs of the amplifier must remain small at all times. The operational amplifier must there-fore supply a signal with a negative group delay at its output, such that the positive delay from the passive filter is exactly canceled out by this negative delay at the inverting input port." [3] and "...there is sufficient information in the early portion of any analytic voltage waveform to reproduce the entire waveform earlier in time" [6].

Empirically, the net result is that "this negative feedback circuit will pro-duce an output pulse whose peak leaves the output port of the circuit before the peak of the input pulse arrives at the input port of this circuit." [3].

IV. Pre- and Post Filtering/Conditioning

A functional block diagram of a single SA circuit is shown in Fig. 6. Depending on the specific application, an SA circuit may include the following sub-stages:
   1. A pre-filter/signal conditioning stage (analog only),
   2. A temporal advance circuit stage (analog), and
   3. A post-filter/signal conditioning stage (analog or digital).

Figure 6. SA circuit with pre- and post-filtering/signal conditioning
          (image attached)

It is important to note that the pre-filter/signal conditioning stage consists of analog circuitry (not digital), whereas the post-filter/signal conditioning stage may be implemented using either analog or digital electronics. Recall that temporal advance circuitry functions to selectively amplify the very early, signal perturbations (referred to as forerunners [12]) effectively imparting a temporal advance to the analog signal detection. If the input signal is sub-jected to digital filtering/signal conditioning prior to its application to the temporal advance circuit, these early, low amplitude perturbations would be lost during the conversion from analog to digital.

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Pre-filtering may be used to band limit the incoming signals and, in the case of cascaded SA circuits (discussed below), reduce or eliminate distorting noise from preceding stages. Post-filtering may be used to eliminate distortions re-sulting from the temporal advance circuit sub-stage. It should also be noted that in order to achieve an overall signal detection temporal advance, any required pre- and/or post-filter stage must operate in less time than the temporal advance achieved by the SA circuit stage. Readily available opera-tional amplifiers [16-18] and digital converters/processors (A2D/DSP/D2A combined) [19-21] that can be used for signal conditioning have response times several orders of magnitude faster than the TASD achievable with lower frequency applications(under 500 Hz).

V. Comparison of Previous Studies

The results of a number of studies investigating TASD over a range of input signal bandwidths reveal a consistent relationship between the primary wave-length/pulse width and the temporal advance that was achieved. For studies in which the input signal was sinusoidal, the period of the signal's highest frequency component (representing the minimum pulse width of the signal) was defined as the pulse width at one half amplitude of a raised cosine with a period equal to the inverse of the frequency of the sinusoid.

Table 1 summarizes these results for inputs with half amplitude pulse widths ranging from about 2 s to 150 us corresponding to a spectral range of 0.2 Hz to
3.3 kHz. The summary shows the duration of the temporal advance obtained as a percentage of the input pulse width. These results are summarized in Fig. 7. The temporal advance achieved with a single circuit stage relative to the input pulse width ranges from 30 to 40 percent; averaging about 35%. For example, for a bioelectric waveform in which the range of spectral content of interest is less than 100 Hz and the period is 10 ms, the half amplitude pulse width is 5 ms. As such, the signal detection temporal advance expected from a single circuit stage is about 1.5 ms. Similarly, for a circuit designed for signals with spectral content less than 25 Hz, the expected detection temporal advance would be around 5 ms.

Table 1. Input pulse width/frequency and temporal advance.

                                         Equivalent                  Percent
Study                     Pulse Width    Frequency      Advance      Advance
----------------------    -----------    ----------   ------------   -------
Hymel [14]                      2.44s      0.20 Hz           0.9 s    36.9%
Kitano, et al., [4]             1.95s      0.26 Hz           0.5 s    25.6%
Chaio, et al., [3]         37.5x10-3s        13 Hz      12.1x10-3s    32.3%
Hymel [14]                 20.0x10-3s        25 Hz       5.3x10-3s    26.5%
Hymel [14]                  5.0x10-3s       100 Hz      1.53x10-3s    30.6%
Zhilu, et al., [8]         1.57x10-3s       320 Hz      0.66x10-3s    42.0%
Hymel [14]                 0.67x10-3s       750 Hz      0.31x10-3s    46.5%
Munday, et al [5]          0.17x10-3s      3000 Hz     0.078x10-3s    46.8%
Erickson, et al. [22]      0.15x10-3s      3300 Hz     0.047x10-3s    31.7%

Figure 7. Percent signal advance relative to input pulse width (frequency)
          (image attached)





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VI. SA Circuit Stage Cascading

The signal detection temporal advance that may be achieved in a single circuit stage appears to be limited to a fraction of the narrowest half-cycle pulse width of its input analog signal [1,4,5,23]. Serial cascading of SA circuit stages (Fig. 8) to increase the overall temporal advance has also been demon-strated. It has further been suggested that the resulting advance could exceed the narrowest input pulse width [3,4,23] but is likely limited to a few (perhaps 2 to 4) pulse rise times (about one quarter of the equivalent wave period) [15]. As the temporal advance increases through the cascading of multiple stages, signal distortion tends to increase due possibly to "ringing" - the generation of higher frequency components close to the circuit's resonant frequency. All this suggests that the overall advance obtainable, even with sequential cascading, may be limited to about one full period of the highest frequency component of the signal.

Figure 8. Cascading SA Circuits (image attached)

Cao, et al, [23] demonstrated that cascading could increase the temporal ad-vance of the signal within a narrow bandwidth with waveform distortion limited to pulse-width compression. This however required highly filtered input wave-forms [4,23]. It has been further demonstrated that multi-pole (i.e., having multiple resonances or characteristic frequencies) SA circuitry may be designed that exhibits a relatively constant temporal advance and gain for band-limited signals [5].

VII. Extensions using Parallel Arrays

Parallel arrays of narrowband SA circuits (where single SA circuits are addi-tionally cascaded) may be configured to generate a more application specific input-output response (Fig. 9). Such a parallel arrangement could provide a mechanism to achieve a temporal signal advance over specific spectral frequency bands tuned to detect certain aspects of the incoming analog signal.

Figure 9. Parallel SA circuit array (image attached)

In general, the narrower the spectral band over which the SA circuit operates, the less complicated the SA circuit design. In addition, the lower the maximum frequency the greater the detection advance that can be achieved per stage. Thus fewer cascade stages might be required as the obtainable advance is a function of the highest frequency (narrowest half-cycle pulse width) in the input signal.

Parallel configurations using narrowband SA circuits could yield a more linear input/output response in terms of gain and temporal advance over narrow spectral ranges of interest. Further, they could be configured to impart varying delays/ advances over certain spectral ranges, effectively acting as spectral filters temporally separating waveform components based on their spectral content. In this configuration, an SA filter band could be employed to differentially advance specific frequency components in order to reveal certain masked signal elements.







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VIII. Circuit Modeling and Simulation

The work described above enabled the design of an SA circuit model that exhibits TASD of a band-limited input signal. Our design objectives were to produce a circuit whose transfer function exhibits 1) a constant temporal advance over a pre-specified frequency band; 2) a gain response within +/- 10% of unity within this frequency band, and 3) minimal shape distortion of the output signal with respect to the input signal. First we developed circuit models for the frequency ranges of 1 to 100 and 1 to 500 Hz. Subsequently, we used these preliminary designs to develop a 1 to 25 Hz model for use in testing the temporal advance-ment of ECG (heart beat) waveforms.

Anasoft's Super-SPICE Gold Professional Circuit Analysis software package was used to design, simulate and test the models [24]. SPICE was used to numerically simulate the idealized theoretical performance of the circuit model using the software's AC analysis function. This analysis yielded response functions used to compute the circuit model's gain, phase and group delay, each with respect to frequency.

It is important to recognize the difference between the development and testing of a theoretical model and a circuit simulation using SPICE. The theoretical analysis is dependent on mathematical models and assumes idealized component performance, whereas the circuit simulation requires the application of signals to the circuit model taking into account simulated component (manufacturer) performance data. Thus any theoretical results must subsequently be validated through circuit simulation and ultimately, in actual circuitry.

Additionally, the refined circuit design was mathematically modeled in order to have another comparison metric against both the SPICE theoretical and simulated performance results. For the SPICE simulations we replaced the large value inductors with gyrator circuits (large valued inductors cannot be physically realized in microelectronic circuitry). Gyrators use capacitors, resistors and operational amplifiers to simulate large inductive impedances [25,26]. The performance of the circuits modeled and simulated using gyrators instead of inductors was practically identical to the theoretical models using inductors only. Initial efforts involved first replicating and then later improving upon the design of several SA circuits described in the literature [3,4,5].

An SA circuit model that exhibited a fairly constant response over a spectral range of 1 to over 2500 Hz was reported by Munday and Henderson [5]. The main objective of our work was to develop an SA circuit model that produces a relatively constant gain and temporal advance response in the frequency band of 1 to 25 Hz. To achieve this, the initial design work involved changing the circuit component (resistors, capacitors and inductors) values used in the model reported by Munday and Henderson [5] to lower values similar to those used by Mitchell and Chaio [1]. The component values were adjusted iteratively to obtain the desired response characteristics. They were later replaced with values that match available physical components and accommodate maximum voltage/current values and leakage currents. Additional refinements to the design were required for noise suppression and adjusting the output gain.

The refined circuit model incorporates three sub-stages as shown in Fig. 10.

The generalized circuit model transfer function is

Figure 10. Single stage SA circuit model consisting of three substages
           (transfer functions and image attached)

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The N(s)'s are the resulting complex numerators for the first and second stages, the D(s)'s are their complex denominators and G, the third stage, is a scalar gain multiplier implemented as a resistor voltage divider. In this SA circuit design, the function H(s) has four zeros and four poles (two complex conjugate pairs for each) all located on the left hand side of the s plane indicating circuit stability (Fig. 11).

Figure 11. Poles and zeros of the SA circuit transfer function (image attached)

The transient response or settling time of the circuit is about 375 ms. Once the circuit is operating, it is allowed to run with input for at least 375 ms before the circuit output is used.

The design was tested using Gaussian pulses and Gaussian-windowed sinusoids of various types (single and triple frequency signals). Gaussian-windowing (or filtering) was selected since the majority of the previous SA studies employed Gaussian waveforms due to their rapid spectral roll-off and mathematical simplicity [1-4,6,23].

Using this circuit model design, a dual-stage (cascaded) SA circuit board was assembled and tested the board using a Gaussian pulse with a half amplitude width of about 2 s as input. Fig. 12 is a time-lapsed image of a dual-trace oscilloscope (timescale: 0.5 s/div) showing the temporally advanced output pulse relative to the input. The signal detection advance achieved in each stage was roughly 0.45 s resulting in a 0.9 s overall advance.

Figure 12. SA cirucit output vs. input (image attached)

Note the low to moderate amount of output distortion (i.e., slightly narrowed pulse width, skewing toward the left and increased peak amplitude) with respect to the input signal.

Subsequent work focused on the development of SA circuitry designed to detect and temporally advance the ECG of a human heartbeat.

Figs. 13-15 are graphs of the gain, phase and group delay response characteris-tics respectively of the refined circuit model design (1 - 25 Hz). These figures show results comparing 1) the mathematical model with the SPICE theoretical model having 2) inductors, and 3) gyrators replacing inductors. Note that the three plots in each of Figs. 13-15 overlap each other almost precisely, doubly validating the findings.

Figure 13. Gain vs. frequency (semi-log plot) for the math, SPICE inductor and
           SPICE gyrator based SA circuit models. (image attached)

Figure 14. Phase vs. frequency (linear-linear plot) for the math, SPICE inductor and SPICE gyrator based SA circuit models.

Figure 15. Group delay vs. frequency (semi-log plot) for the math, SPICE induc-
           tor and SPICE gyrator based SA circuit models. (image attached)







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IX. Application to Constructed Signals and Human ECGs

A.  Methods

We tested this circuit model's performance using four types of input signals [13], three of them "constructed", plus human ECGs. The constructed signals consisted of 25 waveforms in each of three groups as follows:
* Gaussian pulses with half amplitude pulse widths ranging from 20 to 500 ms. These pulse widths are equivalent to one half of the periods of 1 to 25 Hz sinusoids,
* Gaussian tapered single frequency sine waves ranging from 1 to 25 Hz, and
* Gaussian tapered triple frequency sinusoids. To construct each of these input signals, an integer frequency was randomly selected from each of the following ranges: 1 to 8 Hz, 9 to 16 Hz, and 17 to 25 Hz. In addition, each of the three spectral components was scaled by one of three randomly selected gain factors (0.2, 0.3 and 0.45) in order to ensure that their linear combination did not exceed the maximum amplitude threshold in the event that the amplitude peaks or troughs were coincident.

A number of signal characteristics make the ECG an ideal candidate for the investigation of SA technology (Fig. 16):
* The ECG is generally a well-defined waveform containing "signature" voltage deflections designated P, Q, R, S, T, U with specific time intervals between the deflections.
* The QRS complex has a high signal-to-noise ratio (SNR).
* ECG signal amplitudes are measured in millivolts (vs. microvolts for EEG signals).
* A number of cardiac pathologies are reflected not only by changes in ECG volt-age deflections but in deviations from normal of the various time intervals.

Figure 16. Normal sinus rhythm in the ECG heartbeat pattern. (image attached)

Twenty single ECG heartbeats from five human subjects were selected for testing (100 ECG waveforms in total). Three of the subjects exhibited normal sinus rhythm and two subjects exhibited tachycardia (rapid heart rate). Each heartbeat signal was Gaussian tapered similarly to the single and triple frequency con-structed signals to reduce any high frequency ringing artifacts at the beginning and end points of each signal.

Of the five sets of unfiltered ECG recordings, used as input signals, two of the subject's ECG data were recorded with a sampling rate of 1000/s [27] and three [28] were recorded at 200/s. The ECG waveforms were "raw" - they were purposely not subjected to lowpass filtering when acquired in order to study the circuit's distorting effects on frequencies beyond the highpass cutoff of the circuit design (25 Hz). The (input) ECG signals were subsequently upsampled to 20,000/s. This rate far exceeds the Nyquist criterion [29] thus allowing sufficiently fine measurement of temporal intervals. Finally, cubic spline interpolation was ap-plied to all the signals, effectively upsampling them ten more times (to a rate of 200,000/s), in order to provide an even more precise estimate of results. This increased the apparent resolution of the data without adding any new information [30].

Fig. 17 shows an example of results obtained when the ECG from a single human heartbeat was applied to a one-stage SA circuit. We see the clear result that the output wave-form of the circuit (red) leads its input (by slightly under 5 ms) with very little distortion.

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Figure 17. Temporally advanced detection of a human heartbeat (image attached)

To determine the temporal advance for each test signal, the cross-correlation function between the input and output signals was computed so as to determine the "lead" value that corresponds to the cross-correlation maximum. This func-tion determines the linear relationship between two waveforms as one of them is shifted in time relative to the other [31]. The circuit gain was determined by calculating the Root Mean Square (RMS) ratio of the temporally advanced signal output relative to the input. The mean (m), standard deviation (sd) and coef-ficient of variation (Cv = omega/mu) were computed for each type and group of signals studied. In addition to these time domain measures, extensive Fourier analysis was performed as a cross check against the time domain results (these results are not specifically reported here).


B. Temporal Advance and Gain Results

Fig. 18 shows the overall temporal advance results of the simulations for the three groups of constructed input signals (Gaussian pulses, single frequency and triple frequency sinusoids) and for each of the five subject's ECGs. Each bar represents the mean temporal advance in its respective group with error bars representing?. The results are consistent across the board: The overall mean temporal advance was 4.93 ms with Cv of less than 1%.

Figure 18. Overall temporal advance results. (image attached)

Fig. 19 shows the results of the gain analyses. Again, the results across the board are highly consistent with very low variance. The overall mean gain is
0.997 with a Cv of less than 0.5%.

Figure 19. Overall gain results. (image attached)

C.  Distortion Ratio

In the majority of the cited TASD studies, temporally advanced output waveforms exhibit significant waveform distortions observed in the frequency domain. This was examined in detail with the circuit model. Fig. 12 above shows an example of the distortion in output signal waveshape in the initial physical circuit. In the frequency domain, pulse narrowing results in a phase shift to a higher frequency and the skewing of the pulse results in the introduction of higher frequency components in the output waveform that are not present in the input waveform. Given the constancy of both the gain and group delay of the spectral range of interest of the SA circuit model under investigation, these types of distortion were not expected to be present and in fact were not evident based on visual inspections of the input/output spectral distributions.

The distortion ratio (DR) [32] may be determined most easily in the frequency domain by 1) subtracting the spectral magnitude of the input from the corre-sponding spectral magnitude of the advanced output at each frequency, 2) the differences are squared and then summed over all the frequencies of interest,
3) the result is then divided by the sum of the squares of the input signal magnitude over all frequencies, and 4) finally, the square root of the result is taken, giving a root mean square ratio. In equation form:

  DR equation (image attached)


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where the summations are over the frequency range of interest. DRs were computed for the triple frequency signals and for all ECGs. The overall DR results are summarized in Fig. 20. The mean DR is less than 8% over all the test signals. For the ECGs, the DR over the frequency range of 0.5 to 25 Hz is less than 6%.

Figure 20.  Input/output distortion ratios. (image attached)

The ECG results suggest that the majority of the overall distortion occurs in the spectral range of 0.5 to 25 Hz. The ECG test signals used in this study had not been (pre)filtered, thus they contain frequencies above 25 Hz. In clinical practice, this spectral content would normally be reduced or eliminated through first filtering the acquired ECGs. The input signals were spectrum analyzed to determine the relative distribution of frequency content above and below 25 Hz. The average results over all of the subjects showed that spectral content below 25 Hz accounted for over 93% of the total amount, while less than 7% comes from spectral content above 25 Hz (up to approximately 200 Hz).

D.  Waveform Dissimilarity

Correlation may be used as a measure of the morphological similarity between two waveforms [33,34]. Additionally, as stated by Semmlow [35], "in correlation, the coefficients are normalized to fall between zero and one. This makes the correl-ation coefficients insensitive to variations in the gain...or of the scaling of the variables." Based on the use of correlation coefficients as a measure of waveform similarity, its complement, dissimilarity, is naturally defined as the difference between perfect correlation (1.0) and that between the input and its respective output magnitude spectra. It therefore provides a relative measure of the morphological dissimilarity between the waveforms that is unaffected by the gain variation [35,36]. The overall mean input/output waveform dissimilarity was determined to be less than 0.3% (Fig. 21).

Figure 21. Input/output waveform dissimilarity. (image attached)

X. Potential Applications of SA Technology

In general, an SA circuit acts to offset analog signal detection and processing delays thereby decreasing the overall system response time. As such, ideal applications are those in which a faster response time will improve performance. These applications would typically be closed-loop control or interventional type systems. Simple monitoring applications however, may not derive significant benefit from faster overall signal detection/processing. As shown in Fig. 7, it is clear that there is an indirect relationship between a signal's frequency and the duration of the temporal advance that may be achieved using a single SA circuit stage. As such, applications in which the analog signals change more slowly may facilitate implementation of SA technology.

In general, SA technology could be applied to temporally advance 1) narrowband signals to offset delays associated with filtering, and/or 2) broadband signals (offsetting overall signal processing delays). In addition, differential SA technology using multiple spectrally tuned bands of SA circuits might be used to temporally separate overlapping signal components facilitating masked signal component separation/detection in a host of responsive systems. It has potential applications in a broad range of signal detection and processing systems, both biomedical and non-biomedical.



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A. Biomedical

SA technology may be well suited for medical instruments and treatment devices as well as electrophysiological interfaces used in the detection, acquisition and processing of band-limited analog waveforms produced by the body (e.g., brainwaves such as the EEG and MEG; neuromuscular potentials - EMG (electro-myogram); cardiac rhythms - ECG). The ability to provide faster, more immediate detection of and a more rapid response to anomalous signals or alarm conditions may enable more effective control or intervention.

Regarding real-time applications, TASD may offset signal processing delays associated with the extraction of relevant features thereby improving response times and overall system performance. Additionally, SA technology using multiple spectrally tuned bands of single-stage SA circuits in parallel (see Fig. 9) has the potential to temporally shift overlapping signal components (artifacts/ noise) differentially to allow unmasking of bioelectric signal components of interest, which in turn might facilitate artifact detection/correction. The ability to temporally separate anomalous or artifactual signal components based on their spectral content may facilitate earlier detection/intervention.

Some potential biomedical applications include real-time artifact detection/cor-rection, neural pacing/seizure suppression, neurofeedback/neurotherapy, brain-computer/neural interfaces, and electrocardiology. Additionally, SA technology could enhance the performance of physiologically gated diagnostic and thera-peutic applications (such as medical imaging and radiotherapy) by temporally advancing the detection of certain trigger signals thereby improving target and timing accuracy.

Various sources of artifacts often lead to unwanted signal components that over-lap or mask the electrophysiological signals of interest. Much of the current artifact detection/correction research focus is on reducing the computational load of present artifact-rejection algorithms in order to reduce their process-ing time [37-39]. A number of these techniques operate in the frequency domain over narrow spectral bands.

In electrocardiology, waveform components indicative of fibrillation (F-waves) or tachyarrhythmia are typically masked by the large amplitude ventricular QRST complex [40,41]. Furthermore, the ability to rapidly distinguish life-threaten-ing ventricular fibrillation from arrhythmias is critical for avoiding lethal consequences given the short time available to intervene [42,43]. The perfor-mance features most critical to successful seizure suppression and neural pacing include high sensitivity and specificity as well as rapid or early detection. Earlier detection of epileptiform EEG signals and faster overall response should improve intervention efficacy [44,45].

In gated imaging and radiotherapy, movement due to either respiration or cardiac activity has a negative effect on diagnosis and treatment, respectively. In the case of imaging this is reflected in either poor image quality or the need for additional scans (which is difficult on patients) [46,47]. With radiation therapy, movement due to respiratory or cardiac activity may lead to unintended irradiation of normal tissue and/or decreased radiation of the targeted cancerous tissue [48,49].





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For each of these applications, reducing response times and/or temporally separating overlapping signals could yield significant improvements in overall system performance. This may allow for more effective treatment of certain conditions, potentially opening the door to a whole new class of medical devices that respond faster than any that is currently available.

For any potential application, the signal characteristics of interest and the application requirements determine the SA circuit design-performance criteria. For example, in the case of ECG used in implantable cardioverter/defibrillators
(ICDs), the frequency range of interest is between approximately 10 and 40 Hz (the wave shape is also important regarding the feature extraction character-istics) [50]. Thus the SA circuit would be designed to provide a constant advance and gain beyond 40 Hz. Contrast this (ICD) application with ECG-gated imaging or radiation therapy in which the only requirement is the detection of the QRS peak. As such, the wave shape is not nearly as important. Some amount of signal distortion may be acceptable in order to increase the peak detection temporal advance.

Respiration rates are typically well under 60 breaths per minute (frequency rate: 1 Hz). Motion of the lungs or other organs resulting from respiration would present a similar movement profile as that of the respiratory cycle. To temporally advance respiratory related signals, SA circuitry can be readily developed that would temporally advance signal detection by over 0.5 sec. In respiratory gated radiation therapy, SA circuitry designed for such lower cycle rates could provide a much earlier trigger to terminate tissue irradiation helping to minimize damage to normal tissue and improve target accuracy.

In studies involving the scalp-recorded EEG, the frequency range of interest is under 70 Hz, whereas some electrocorticographic (ECoG) recording studies (using electrodes placed directly on the surface of the brain) indicate activity of interest up to 200 Hz [51,52]. Thus, even for ECoG applications, an SA circuit would need to be designed accordingly, with higher frequency requirements imposing greater single stage and overall cascaded detection temporal advance limitations.

The computational demands of signal interpretation and processing associated with neural interfaces for prosthetic and/or robotic applications still limit cybernetic performance, in which "large time delays are associated with (control) feedback loops" [53]. The steps involved in detecting, processing and interpreting neural signals [54] result in overall response delays in "smart" prosthetic limbs that are much longer than biological response times.

In neurofeedback therapy, EEG signals are acquired and fed back to the subject as a form of operant conditioning [55]. Reducing the amount of feedback delay should improve the efficacy and efficiency of neurotherapy in general [56,57].
A number of neurofeedback systems operate on EEG signals with spectral content from the delta (0.5 to 3.5 Hz) up to the beta range (13 to 30 Hz) [55], others through the gamma range and higher (up to about 100 Hz) [58]. For an application limited to the beta range, an SA circuit design similar to that described earlier in this article might suffice.







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In essence, SA circuitry must be designed for each specific application and there will be trade-offs between the temporal advance that may be achieved, the minimum spectral range required, and the tolerable amount of signal distortion. For SA technology to be of practical use in electrophysiological applications, the overall temporal advance achieved must provide a significant offset to the signal processing delay or provide a usable temporal shift for separating masked or overlapping signal components based on spectral content. For near-term applications, the temporally advanced output signal should be a high fidelity representation of the input signal in order to take advantage of detection, feature extraction and other signal processing methodologies.

* Based on previous studies, the signal detection temporal advance that may be achieved is directly related to the input signal pulse width and inversely related to the maximum frequency of the signal.
* The response time of current analog and digital electronics is significantly less than the projected signal detection temporal advance that is likely to be attained.

In conclusion, there appears to be ample evidence that electronic circuitry can be designed that yields both nearly constant amplitude gain and TASD for a wide variety of biomedical as well as non-biomedical signal types. Furthermore, based on direct experimentation and results obtained by a number of investigators, the magnitude of the temporal advance can be increased by cascading multiple SA circuit stages, provided that signal distortion and any introduced artifacts (particularly high frequency oscillations) are kept to a minimum through appropriate and judicious use of filtering and signal conditioning.

B. Non-biomedical

There are potentially hundred of applications of SA technology involving various types of sensors that operate in a frequency range up to a few thousand Hz. Categories to which SA technology more than likely applies include:

Acoustic/Sound/Vibration    Angle/Rotation                Chemical
Distance/Displacement       Electrical/Electromagnetic    Environment/Weather
Flow                        Level/Density                 Magnetic/Radio
Navigation                  Optical/Light/Imaging         Photoelectric Sensors
Position/Pressure/Force     Proximity/Presence            Radiation/Subatomic
                                                             Particles
Speed/Acceleration          Thermal/Temperature/Heat      Transportation

Potential non-biomedical applications/markets include a broad range of commer-cial, industrial, military and transportation areas such as:

     1) industrial process control,
     2) alarm/detection systems,
     3) vehicular/flight control,
     4) chemical processing systems,
     5) manufacturing/production. and
     6) military targeting/weaponry.







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In industrial process control, a number of physical parameters such as temp-
erature, pressure, flow, etc. are closely monitored and provide input data for closed loop computer control systems that optimize production yields [59,60]. In refining, for example in distillation, "...faster closed loop response (i.e., a shorter natural period)... provides better disturbance rejection" [61]. The transient response times are measured in minutes [62,63], making these processes good candidates for the application of SA technology in order to improve process control response times. The resulting improvements in product yields and energy savings as well as safety could translate into millions of dollars in economic benefit.

Compressors run most efficiently when operating near their stability limits. Such conditions require very fast control response times in order to "...suppress rotating stall and surge,...(and) extend the stable operating range of the compressor...using feedback control" [64]. To optimize performance and ensure safe operation, compressor control systems rely on real-time pressure, temperature and flow measurement to determine the compressor operating point and surge margin [65]. Overall feedback response delays negatively affect perfor-mance [66]. Reducing or eliminating control delays using time-optimal control strategies significantly reduce the probability of compressor stalls and/or surges occurring, thereby enhancing operational stability margins and increasing productivity, as well as safety [67,68].

In the area of transportation systems, use of TASD could improve crash avoid-ance, safety/security, drive-train performance and overall vehicular control (e.g., hybrid and hydrogen fuel cell performance). For example, in high perform-ance aircraft engine control systems, real-time detection of inlet airflow distortion is used for high speed engine control in order to increase engine stability, reduce stall-margin requirements, increase overall performance, and lower fuel consumption [69].

With gas-turbine engines, improved flow-control performance could "delay separa-tion, enhance mixing of fluids, create 'virtual' shapes modify wake behavior and reduce drag" [70]. Improvements in flow control includes faster closed-loop fuel flow control, compressor operation closer to its stall boundary, fuel/air mixing control and air cooling based on turbine temperature - all areas in which TASD could significantly reduce system response times and improve performance.

This discussion has provided just a few examples of non-biomedical applications that may benefit significantly from use of SA technology. The improvements would most likely be in operating efficiencies (cost reductions), performance/yield and accident prevention/reduction.

XI. Summary and Conclusions

The following has been demonstrated with respect to SA circuit technology:
* The phenomenon of TASD is implementable in electronic circuitry in which the output signal is temporally advanced with respect to the complete detection/ acquisition of the circuit input signal.
* TASD relates to what some researchers refer to as superluminal wave propaga-tion. Only portions of the waveform (in particular the detectable group envelope and never the wave front itself) propagate faster than light speed. As a result, TASD and systems that implement it do not violate causality.
* SA circuitry can be designed such that the temporal advance and signal gain are constant over a specified frequency band (e.g., 0.5 to 25 Hz) with minimal waveform distortion.

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* Both narrowband and wideband analog waveforms (those with multiple spectral components) can be temporally advanced by SA circuitry.
* SA circuit components are, in general, scalable to accommodate specific input signal spectral ranges.
* Based on previous studies, the signal detection temporal advance that may be achieved is directly related to the input signal pulse width and inversely related to the maximum frequency of the signal.
* The response time of current analog and digital electronics is significantly less than the projected signal detection temporal advance that is likely to be attained.

In conclusion, there appears to be ample evidence that electronic circuitry can be designed that yields both nearly constant amplitude gain and TASD for a wide variety of biomedical as well as non-biomedical signal types. Furthermore, based on direct experimentation and results obtained by a number of investigators, the magnitude of the temporal advance can be increased by cascading multiple SA circuit stages, provided that signal distortion and any introduced artifacts (particularly high frequency oscillations) are kept to a minimum through appropriate and judicious use of filtering and signal conditioning.

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APPENDIX H - Supervisory Committee Actions

                          Malcolm Skolnick, Ph.D., JD
                             8993 Briar Forest Drive
                                Houston, TX 77024
                             malcolmskolnick@att.net

To Whom It May Concern:

I received a Ph.D. in theoretical nuclear physics at Cornell University. I also received a JD from the Law Center at the University of Houston. In my academic career, I have served on Masters' Degree committees for approximately twenty-five (25) students and Ph.D. Committees for approximately 10 students at the Massachusetts Institute of Technology (MIT), the State University of New York at Stony Brook, the Graduate School of Biomedical Science (GSBS) and the School of Public Health both at the University of Texas Health Science Center at Houston. The students advised by these committees did research and produced theses and dissertations in physics, biophysics, radiation and public health policy and computational techniques related to diagnosing biomedical conditions. One of these students received a combined MD/Ph.D. degree. Attached is a summary of the policies of the GSBS regarding Ph.D. dissertations (Appendix E). These policies closely reflect similar policies at MIT, Stony Brook and the School of Public Health.

I served as the Chairman of Dr. Hymel's Advisory Committee. This Committee provides guidance to a student regarding choice of courses, laboratory work and assists the student in entering a particular field of research. After Dr. Hymel had completed his course requirements, I became the Chairman of his Supervisory Committee. This Committee oversees the student's research and provides guidance regarding experimental design, access of the relevant literature and provides examinations to test the student's understanding of the scientific concepts underlying the conducted research.

After I left the University as a full time faculty member, I remained an adjunct faculty and continued to serve as a member of Dr. Hymel's Supervisory Committee. I fully participated in the Committee meetings as Dr. Hymel completed his research and submitted his Dissertation. I participated in the final examination for doctoral status.

As the Committee member with the longest experience with Dr. Hymel's research and my own background as a physicist, I was able to assist other Committee Members in increasing their understanding of the negative group delay phenomena and the novel manner in which Dr. Hymel was exploiting it to improve analysis of electro-cardiograms (ECG's). This was useful to those Committee Members who had not encountered the somewhat counter-intuitive concepts involved in the physics and related mathematical analysis.

The doctoral candidate must demonstrate the ability to address major problems/ questions and independently perform the necessary research and development based on thorough and penetrating familiarity with the relevant literature, facility with the application of appropriate scientific and mathematical techniques, and the ability to generate novel ideas and the affinity to subject them to appropriate rigorous critique.





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Unlike most (any other) Ph.D. dissertation projects, in which students perform derivative work related to their advisors' area of research, Dr. Hymel, intro-duced to the University a unique concept and pursued completely novel research and development, not previously pursued by any faculty at the University. He initiated and pursued this research completely on his own with little initial input from anyone on the committee and with no university funding.

Also, given the nature and potential of the technology independently developed by then Mr. Hymel, the R&D was rigorously reviewed, critiqued and subsequently challenged by the committee. The committee required considerable additional experimentation and analyses of the results prior to finally approving the dissertation.

In obtaining these results, Dr. Hymel generated a range of analog test signals and collected raw electrophysiology-derived test signals , developed the necessary systems and equipment for the experimentation, signal analyses in-cluding novel circuitry embodied in circuit boards, analyzed the data using the principles of negative group delay and produced a novel and important results which demonstrated the potential of a new technology with broad applications in both biomedical and non-biomedical data acquisition and analysis. This came in the face of the committee's skepticism when confronted with a counterintuitive theory as advanced by the physicists, Sommerfeld and Brillouin, and a novel and unique application of the theory to a biomedical problem area.

Dr. Hymel's research and dissertation was not only novel, it was unique in my experience. Dr. Hymel's research not only produced a valuable biomedical result, it expanded understanding of a complex topic in wave propagation and signal transduction and was a valuable exposition that validated the associated technology.

In the case of this dissertation research project, the technology did not originate in the University. As such, the experiments were reviewed by six (6) independent University faculty members, additional experimentation was subsequently required; the results obtained were subjected to, and confirmed by, multiple analyses.

To complete the picture, the results obtained in Dr. Hymel's dissertation were subsequently published as a feature article, in a prestigious, peer reviewed journal, the IEEE Circuits and Systems Magazine (Appendix G). For a peer-reviewed article to be published, the submission undergoes a review by one of the journals' editors and 2-3 reviewers that are experts in the field. Attached is an excerpt from the IEEE Circuits and Systems magazine policies and procedures regarding the peer review process (Appendix F).


/s/ Malcolm Skolnick
Malcolm Skolnick, Ph.D., JD










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                              Michael E. Brandt, Ph.D.
                         Biomedical and Energy Consultant
                                  P. O. Box 79633
                                 Houston, TX 77279
October 22, 2012

To whom it may concern:

I was Associate Professor in the School of Health Information Sciences, UT Health Science Center Houston from the year 2000 until 2009 when I left the university after 25 years. I am a biomedical engineer (M.S. and Ph.D.) with extensive experience in electrical engineering, computer science and biomedical research. I also have a Bachelors in physics. I served as Dr. Chris Hymel's Doctoral Advisor (Chair of his dissertation committee) for over 2 years. Chris sought me out in October 2007 as he was looking for a new Ph.D. advisor. He pre-sented his work on negative group delay to me and I was immediately interested in his project. I felt that the implications of his work for a number of signal types could be profound. He was wrestling with a problem that had perplexed the physics community for nearly 50 years. He already had completed extensive work on this at that time. Two colleagues of mine, the Dean of the school and another faculty member also joined Chris's committee at that time.

Chris came up with the idea for this work on his own long before this and had pursued it almost singlehandedly. This was not a project assigned to him in any manner by a faculty member previously. Under my Chairmanship the newly consti-tuted committee undertook a rigorous review of Chris' work to date and together, we all laid out a detailed plan going forward to complete Chris' study and dissertation. Other members came on board with extensive experience in physics, statistical analysis, signal processing, math modeling, biomedicine and electrical and computer engineering. Dr. Skolnick had also been a longtime member bringing in additional expertise in theoretical physics.

In my view, Chris went above and beyond the stated graduate requirements of his program (see Appendix E). His study involved extensive circuit design, modeling and testing using both human cardiac data and an array of simulated signals. After an exhaustive review of his work and his dissertation Chris was permitted to defend in late July of 2010. He passed his defense and completed all the changes in his dissertation requested by his committee the following month. That same month an article was published in the Proceedings of the IEEE extensively reviewing the state of the research of "superluminal wave propagation" - another term used to describe the phenomenon of negative group delay. To say the least, this was a very timely occurrence!

Some months later, Chris was invited to submit a research article on his disser-tation study to the IEEE Circuits and Systems Magazine by the Editor-in-Chief, Dr. Guanrong Chen, a close colleague of mine. The article was written by Chris, Dr. Skolnick, Mr. Stubbers and myself and was peer-reviewed according to the rules and requirements of the IEEE and its publications (see Appendix F). The article was successfully reviewed, accepted and published as the feature article in the third quarter 2011 edition of the magazine (see Appendix G).

Sincerely,

/s/ Michael E. Brandt
Michael E. Brandt, Ph.D.

713 931-8725 office                                         drmebrandt@gmail.com
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